UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of August 2025

Commission File Number:  001-34153

Global Ship Lease, Inc.

(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.

9 Irodou Attikou Street

Kifisia, Athens

Greece, 14561

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the interim unaudited condensed consolidated financial statements, and the accompanying notes thereto, for the six months ended June 30, 2025, of the Global Ship Lease, Inc. (the “Company”).

The information contained in Exhibit 99.1 to this Report is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and on Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC. (Registrant)

Dated: August 6, 2025	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer

Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is management’s discussion and analysis of financial condition and results of operations of Global Ship Lease, Inc. for the six-month periods ended June 30, 2025 and 2024. The following discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the related notes thereto, included in this report, the discussion and analysis included in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 18, 2025 (the “Annual Report”), and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.

Unless the context otherwise requires, references to the “Company”, “we”, “us”, “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “Technomar” refers to Technomar Shipping Inc., our ship technical manager, and “Conchart” refers to Conchart Commercial Inc., our commercial ship manager, “Managers” refers to Technomar and Conchart, together. Unless otherwise indicated, all references to “$” and “dollars” are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as ships. Unless otherwise indicated, we calculate the average age of our ships on a weighted average basis, based on TEU capacity.

Cautionary Statement Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and we cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	geo-political events such as the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world;

•	the potential disruption of shipping routes, including due to low water levels in the Panama Canal and ongoing attacks by Houthis in the Red Sea;

•	public health threats, pandemics, epidemics, and other disease outbreaks around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in tariffs, trade barriers, and embargos, including recently imposed tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries;
•	our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements and financing arrangements;
•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;

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•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve our capital base;
•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;
•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;
•	our ability to realize expected benefits from our acquisition of secondhand vessels;
•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to our advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	changes in laws and regulations (including environmental rules and regulations); and
•	potential liability from future litigation;
•	other important factors described from time to time in the reports we file with the SEC.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in our filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication, as prediction of future events. Except as required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks that we describe in the reports we will file from time to time with the SEC after the date of this communication.

Overview

We are a containership owner, incorporated in the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.

As of June 30, 2025, we owned 69 vessels, with a total carrying capacity of 402,703 TEU with an average age, weighted by TEU capacity, of 17.7 years.

Our financial results are largely driven by the following factors:

•	the continued performance of the charter agreements;
•	the number of vessels in our fleet and their charter rates;
•	the terms under which we recharter our vessels once the existing time charters have expired;
•	the number of days that our vessels are utilized and not subject to drydocking, special surveys, or otherwise are off-hire;
•	our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative, and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;
•	impairment of our vessels and other non-current assets; and
•	access to, and the pricing and other terms of, our financing arrangements.

The average remaining term of our charters as of June 30, 2025, to the mid-point of redelivery, including options under our control and other than if a redelivery notice has been received, was 2.1 years on a TEU-weighted basis. The charter rate that we will achieve on the renewal of an expiring charter will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

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The container shipping industry suffered a cyclical downturn, as a result of the Global Financial Crisis in 2008 – 2009, and many container shipping companies reported substantial losses. Financial performance of container shipping companies subsequently improved; however, the industry remained under pressure due to oversupply of container ship capacity. 2020 saw a substantial downturn, triggered by the global COVID-19 pandemic. However, commencing late 2020, containerized volumes, freight rates, charter rates and vessel values all increased substantially, with that positive momentum continuing through the first half of 2022. Thereafter, there was a downward normalization in the market, caused by macro headwinds (primarily due to the conflict in Ukraine and elevated inflation) and negative sentiment, which placed downward pressure on consumer demand, and as a result, on the container shipping industry. Starting in late 2023, and continuing to date in 2025, disruptions in and around the Red Sea caused a significant proportion of containerized traffic which had previously transited the Suez Canal to be diverted around the southern tip of Africa. The resulting increase in trade distances absorbed effective capacity, tightened supply / demand dynamics, and reversed the downward pressure on freight rates, charter rates and asset values. Macro-economic uncertainty, geo-political volatility, and trade tensions have all increased during the first half of 2025, limiting forward visibility on consumer demand for containerized goods. All charter payments have been received on a timely basis in 2024 and year-to-date 2025 and, as of June 30, 2025, receipt of charter hire was up to-date. If our existing charterers were to be unable to make charter payments to us, our results of operations and financial condition would be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Management of our Fleet

Our management team supervises the day-to-day technical ship management of our vessels, which is provided by Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner, and the commercial ship management, which is provided by Conchart, a company of which our Executive Chairman is the sole beneficial owner.

Technical Management

Technomar provides us with all technical ship management services, pursuant to a technical management agreement with each of our vessel-owning subsidiaries (as amended from time to time, the “TTMA”) for all of the vessels in our fleet. Each TTMA was amended in March 2024 (with effect from January 1, 2024) to expand Technomar’s responsibilities in view of EU ETS requirements, and again amended in March 2025 to expand Technomar’s responsibilities in view of FEUM requirements, as detailed below.

Under each TTMA, Technomar is responsible for all day-to-day technical ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including monitoring and reporting with respect to EU ETS compliance (including related Emission Trading Scheme Allowances) and FEUM compliance, and the arrangement and management of drydocking. In addition, Technomar is responsible for our fleet’s compliance with all applicable government and other regulations, and compliance with class certifications.

We pay Technomar a daily management fee of Euro 820 from January 1, 2025, compared to Euro 785 for 2024, per vessel, payable in U.S. dollars mainly, which, in addition to the technical ship management services noted above, includes administrative support services provided to us including accounting and financial reporting, treasury management services and legal services. Commencing January 1, 2024, we also pay Technomar a fee of EUR 7,500, per annum per vessel, pro rata, for the provision of additional services relating to our compliance with EU ETS requirements, such services including, among others, gathering and monitoring emissions data, calculating emissions allowances, reporting verified emissions data to the relevant authorities, and managing and monitoring EU ETS trading accounts on our behalf. The EU ETS Fee is subject to a good faith re-appraisal as market standards evolve. We also reimburse Technomar for costs it incurs on our behalf, and provide customary indemnification to Technomar and its employees, agents and subcontractors.

Each TTMA has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the applicable vessel serves as collateral, unless terminated earlier in accordance with the provisions of the TTMA. Each TTMA may be terminated (a) by either party by giving six months’ written notice, in which case, if such notice is given at or prior to the termination of the minimum term, a termination payment of fifty percent of the annual fee is payable by us if the TTMA is terminated by Technomar and a termination payment of six times the annual fee is payable by us if the TTMA is terminated by us, or (b) following the expiry of the minimum term, by either party by giving six months’ written notice to the other party, in which case, a termination payment of fifty percent of the annual fee is payable by us if the TTMA is terminated by Technomar and a termination payment of five times the annual fee is payable by us if the TTMA is terminated by us. In the event of the sale or total loss of the applicable vessel, a payment equal to one quarter of the annual management fee will apply, provided that the sale is not part of a change in control. If the TTMA is terminated as a result of a change of control in us, as provided in the TTMA, then a termination payment of six times the annual fee will apply. The TTMA may also be terminated (i) by us, upon a change of control of Technomar, (ii) automatically on the insolvency of either party, (iii) by one party upon the breach by the other party of the TTMA, among other reasons, and may result in a termination payment as provided therein. We expect that additional vessels that we may acquire in the future will also be managed under a TTMA on substantially similar terms.

Commercial Management

Commercial management of vessels includes, among other things, evaluating possible daily rate and duration of future employment, marketing a vessel for such employment, agreeing the detailed terms of a new charter or extension of an existing charter, administering the conduct of the charter including collection of charter-hire where necessary. Commercial management also includes negotiating sale and purchase transactions.

The commercial management of all of our vessels is provided by Conchart pursuant to a commercial management agreement (the “CCMA”). Under the CCMA, we have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture. No commission is payable to CCMA on any charter of a vessel in our fleet to CMA CGM in place as of November 15, 2018, if applicable. However, commission is payable to Conchart for any extension of such charters after March 31, 2021. The CCMA also provides for Conchart to be the named broker in each memorandum of agreement (or equivalent agreement) for the sale of all vessels and purchase of some vessels, at a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager.

The CCMA, with respect to a vessel, has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the vessel or the credit facility (or other debt agreement) for which the vessel serves as collateral, unless terminated earlier in accordance with the provisions of the CCMA. The CCMA, with respect to a vessel, may be terminated (a) by either party by giving six months’ written notice, in which case, if such notice is given at or prior to the termination of the minimum term, a termination payment is payable by us of six times the average monthly commission paid by us to Conchart (or which has accrued) in the previous six month period if the agreement is terminated by Conchart, and a termination payment is payable by us equal to thirty-six times the average monthly commission paid by us (or which has accrued) to Conchart in the previous twelve months if the CCMA is terminated by us, or (b) following the expiry of the minimum term, by either party giving six months’ written notice to the other party, in which case a termination payment is payable by us of six times the average monthly commission paid by us to Conchart (or which has accrued) in the previous six month period if the CCMA is terminated by Conchart, and a termination payment is payable by us of twelve times the average monthly commission paid by us (or which has accrued) to Conchart in the previous twelve months if the CCMA is terminated by us.

If the CCMA is terminated as a result of a change of control in us, as provided in the CCMA, then a termination payment of thirty-six times the average monthly commission paid by us with respect to such vessel (or which has accrued) to Conchart in the previous twelve months period will apply. The CCMA may also be terminated (i) by us, upon a change of control of Conchart, (ii) automatically on the insolvency of either party, (iii) by one party upon the breach by the other party of the CCMA, among other reasons as set forth in the CCMA, and may result in a termination payment as provided therein. We expect that additional vessels that we may acquire in the future will also be managed under a CCMA on substantially similar terms.

For additional information on our vessel management agreements, including fees paid to our vessel managers, please see note 7 to our interim unaudited condensed consolidated financial statements included elsewhere in this report.

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Operating Fleet

The table below provides certain information about our fleet of 69 containerships as of June 30, 2025.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	3Q28	4Q28	47,200 (3)
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	4Q28	1Q29	Footnote (4)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
Sydney Express (1)	9,019	31,254	2016	Hapag-Lloyd (5)	1Q26	4Q29	Footnote (5)
Istanbul Express (1)	9,019	31,380	2016	Hapag-Lloyd (5)	3Q26	2Q30	Footnote (5)
Bremerhaven Express (1)	9,019	31,199	2015	Hapag Lloyd (5)	1Q26	3Q29	Footnote (5)
Czech (1)	9,019	31,319	2015	Hapag-Lloyd (5)	4Q26	3Q30	Footnote (5)
MSC Tianjin	8,603	34,243	2005	MSC (6)	3Q27	4Q27	Footnote (6)
MSC Qingdao	8,603	34,586	2004	MSC (6)	3Q27	4Q27	Footnote (6)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	1Q28	Footnote (7)
GSL Alexandra	8,544	37,809	2004	Maersk	2Q26	3Q26	Footnote (8)
GSL Sofia	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Effie	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Lydia	8,544	37,777	2003	Maersk	2Q26	3Q26	Footnote (8)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	Footnote (9)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (9)
GSL Grania	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (9)
Colombia Express (ex Mary) (1)	7,072	23,424	2013	Hapag-Lloyd	4Q28	1Q31	Footnote (10)
Panama Express (ex Kristina) (1)	7,072	23,421	2013	Hapag-Lloyd	4Q29	4Q31	Footnote (10)
Costa Rica Express (ex Katherine) (1)	7,072	23,403	2013	Hapag-Lloyd	2Q29	3Q31	Footnote (10)
Nicaragua Express (ex Alexandra) (1)	7,072	23,348	2013	Hapag-Lloyd	3Q29	4Q31	Footnote (10)
CMA CGM Berlioz	7,023	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Mexico Express (ex Alexis) (1)	6,918	23,970	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (10)
Jamaica Express (ex Olivia I) (1)	6,918	23,915	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (10)
GSL Christen	6,858	27,954	2002	Maersk	4Q27	1Q28	Footnote (11)
GSL Nicoletta	6,858	28,070	2002	Maersk	1Q28	2Q28	Footnote (11)
Agios Dimitrios	6,572	24,931	2011	MSC (6)	2Q27	3Q27	Footnote (6)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	Footnote (12)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	Footnote (12)
GSL Arcadia	6,008	24,858	2000	Maersk	3Q25	1Q26	12,700 (13)
GSL Violetta	6,008	24,873	2000	Maersk	2Q25	1Q26	12,900 (13)
GSL Maria	6,008	24,414	2001	Maersk	4Q25	1Q27	12,900 (13)
GSL MYNY	6,008	24,876	2000	Maersk	3Q25	4Q25	12,900 (13)
GSL Melita	6,008	24,859	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Tegea	5,994	24,308	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Dorothea	5,994	24,243	2001	Maersk	1Q26	3Q26	12,900 (13)
Dimitris Y (ex Zim Europe) (25)	5,936	25,010	2000	ONE	4Q25	4Q25	33,900
Ian H	5,936	25,128	2000	COSCO	4Q27	4Q27	Footnote (14)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	17,250
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	17,250
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	17,250
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	17,250
Orca I	5,308	20,633	2006	Maersk (15)	3Q28	4Q28	21,000 (15)
Dolphin II	5,095	20,596	2007	Footnote (15)	1Q28	2Q28	Footnote (15)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (16)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (16)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (16)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (16)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	35,000
GSL Alice	3,421	16,543	2014	CMA CGM	2Q28	3Q28	Footnote (3)
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q25	4Q25	37,975

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GSL Melina	3,404	16,703	2013	Maersk	4Q26	4Q26	29,900
Athena	2,980	13,538	2003	MSC	2Q27	3Q27	17,500 (17)
GSL Valerie	2,824	11,971	2005	ZIM	2Q27	3Q27	Footnote (18)
GSL Mamitsa (ex Matson Molokai)	2,824	11,949	2007	Footnote (19)	1Q28	2Q28	Footnote (19)
GSL Lalo	2,824	11,950	2006	MSC	2Q27	3Q27	18,000 (20)
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	Footnote (21)
GSL Elizabeth	2,741	11,530	2006	Maersk	2Q26	2Q26	20,360
GSL Chloe (ex Beethoven)	2,546	12,212	2012	ONE	1Q27	2Q27	Footnote (21)
GSL Maren	2,546	12,243	2014	OOCL	1Q26	2Q26	16,500
Maira	2,506	11,453	2000	CMA CGM	4Q26	1Q27	26,000
Nikolas	2,506	11,370	2000	CMA CGM	4Q26	1Q27	26,000
Newyorker	2,506	11,463	2001	Maersk	2Q27	3Q27	Footnote (22)
Manet	2,288	11,534	2001	OOCL	3Q26	4Q26	24,000
Kumasi	2,220	11,652	2002	MSC	4Q26	1Q27	Footnote (23)
Julie	2,207	11,731	2002	MSC	3Q27	3Q27	Footnote (24)

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(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)	In many instances, charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to June 30, 2025, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.
(3)	CMA CGM Thalassa and GSL Alice were both forward fixed for 36 months +/- 45 days. CMA CGM Thalassa new charter is expected to commence in 4Q2025 and GSL Alice new charter commenced in 2Q2025.
(4)	Anthea Y was forward fixed for 36 months +/- 30 days. The new charter is expected to commence in 4Q 2025 at a confidential rate.
(5)	Sydney Express, Istanbul Express, Bremerhaven Express and Czech were contracted for purchase in 4Q 2024, with three vessels delivered in December 2024 and the fourth in January 2025. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. Sydney Express, Istanbul Express, Bremerhaven Express and Czech are chartered at confidential rates.
(6)	MSC Tianjin, MSC Qingdao and Agios Dimitrios are chartered at confidential rates. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(7)	GSL Ningbo is chartered at a confidential rate.
(8)	GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options. GSL Sofia and GSL Effie options were exercised in January 2025. GSL Alexandra and GSL Lydia options were exercised in February 2025. The vessels are chartered at confidential rates.
(9)	GSL Eleni, GSL Kalliopi and GSL Grania, are chartered for 35 – 38 months, after which the charterer has the option to extend each charter for a further 12 – 16 months. New charters commenced in 1Q2025 at confidential rates.
(10)	Colombia Express (ex Mary), Panama Express (ex Kristina), Costa Rica Express (ex Katherine), Nicaragua Express (ex Alexandra), Mexico Express (ex Alexis), Jamaica Express (ex Olivia I) are fixed to Hapag-Lloyd for 60 months +/- 45 days, followed by two periods of 12 months each at the option of the charterer. The vessels are chartered at confidential rates.
(11)	GSL Nicoletta and GSL Christen are chartered at confidential rates.
(12)	GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The new charters both commenced in 1Q 2025 at confidential rates.
(13)	GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea. In April 2025, the second extension option for GSL MYNY was also exercised.
(14)	Ian H is chartered at a confidential rate.
(15)	Dolphin II. Chartered by a leading liner company from 1Q 2025. Orca I. Forward fixed to a leading liner company, with the new charter expected to commence in 2H 2025. Both vessels are chartered at confidential rates.
(16)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at confidential rates.
(17)	Athena was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025 at a confidential rate.
(18)	GSL Valerie is fixed in direct continuation for 24 – 27 months at a confidential rate.
(19)	GSL Mamitsa was forward fixed to RCL for 30 – 32 months to commence in 3Q25 after current drydocking at a confidential rate.
(20)	GSL Lalo was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025 at a confidential rate.
(21)	GSL Mercer and GSL Chloe are both fixed for 23.5 – 26 months. The new charters both commenced in 1Q 2025 at confidential rates.
(22)	Newyorker is chartered at a confidential rate.
(23)	Kumasi is chartered at a confidential rate.
(24)	Julie was forward fixed for 24 – 30 months at a confidential rate.
(25)	In May 2025, Dimitris Y was contracted to be sold and is scheduled for delivery to the buyers in 4Q25 upon redelivery from the existing charter.

Recent and Other Developments

Corporate Updates and Dividends

On July 8, 2025, we announced updates by three leading credit rating agencies. The Corporate Family Rating for Global Ship Lease was maintained to Ba2, with a stable outlook, by Moody’s Investor Service; S&P Global Ratings has affirmed the long-term issuer credit rating to BB+, with a stable outlook; and the Kroll Bond Rating Agency (“KBRA”) has kept the corporate rating to BB+, with a stable outlook. KBRA also affirmed the BBB/stable investment grade rating and outlook for the 5.69% Senior Secured Notes due July 15, 2027 (“2027 Secured Notes”).

On August 5, 2025, we announced that our Board of Directors declared a dividend of $0.525 per Class A common share for the second quarter 2025, which is scheduled to be paid on or about September 4, 2025 to common shareholders of record as of August 22, 2025.

Fleet Updates

In May 2025, we agreed to sell Dimitris Y (5,900 TEU, built 2000) for $35.6 million, with scheduled delivery to its new owners in the fourth quarter of 2025 upon redelivery from its current charter.

During the first quarter of 2025, we completed the sales of Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) for an aggregate gain of $28.3 million. The vessels were delivered to their new owners during the first quarter of 2025.

In January 2025, we took delivery of Czech, the final vessel in a series of four high-reefer, ECO-9,000 TEU containerships that we contracted to purchase with charters attached in the fourth quarter of 2024 (“Newly Acquired Vessels”).

Financing Update

In March 2025, we entered into a new $85.0 million Credit Facility with UBS AG to fully prepay certain of our outstanding credit facilities which would otherwise have matured between May 2026 and July 2026. The new loan is priced at Secured Overnight Financing Rate (SOFR) + 2.15%, matures in the second quarter of 2028, and brings the weighted average cost of our debt to 4.18% and weighted average maturity of debt to 4.9 years.

Share Buyback Program

During the first quarter of 2024, we repurchased an aggregate of 251,772 Class A common shares for a total consideration of approximately $5.0 million. Repurchase prices ranged between $18.98 and $20.83 per share, with an average price of $19.84 per share. There were no such repurchases in the second quarter of 2024. Approximately $33.0 million of capacity remains under our opportunistic share buy-back authorization.

Significant Accounting Policies and Critical Accounting Estimates

Our interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Significant accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions.

For a further description of our significant accounting policies, please see note 2 to our interim unaudited condensed consolidated financial statements included elsewhere in this report.

Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

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Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2025, and June 30, 2024.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of our container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of our vessels based on scrap rate of $400 per LWT.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

Assets Held for Sale

We classify assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of June 30, 2025, Dimitris Y, which was agreed to be sold for a sale price $35.6 million, did not meet the criteria as held for sale. Dimitris Y is scheduled for delivery to its new owners in 4Q25 upon redelivery from current charter without any further employment. As of December 31, 2024, Tasman, which was agreed to be sold for a sale price of $31.5 million, did not meet the criteria as held for sale as it was under charter and not available for immediate sale. Tasman was sold on March 10, 2025.

Intangible assets and liabilities-charter agreements

Our intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires us to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of our vessels and our weighted average cost-of capital. The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

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Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by us are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, we perform step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

We use a number of assumptions in projecting our undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for our fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) dry docking frequency, duration and cost (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard, and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond our control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

During the six months ended June 30, 2025 and 2024, we evaluated the impact of current economic situation on the recoverability of all our vessel groups and have determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there were no triggering events and no impairment test was performed for the six months ended June 30, 2025 and 2024.

Revenue recognition and related expenses

We charter out our vessels on time charters which involve placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by us, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the six-month periods ended June 30, 2025, and 2024, an amount of $2.7 million and $4.2 million loss, respectively, has been recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of June 30, 2025, current and non-current portion from implementing the straight-line basis, amounting to $11.7 million ($9.7 million as for December 31, 2024) and $16.9 million ($19.7 million as for December 31, 2024), respectively, are presented in the interim condensed unaudited Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively. As of June 30, 2025, current liability and non-current liability from implementing the straight-line basis, amounting to $7.3 million ($5.3 million as of December 31, 2024) and $9.5 million ($9.4 million as of December 31, 2024), are presented in the interim condensed unaudited Consolidated Balance Sheets in the line item “Current portion of deferred revenue” and “Deferred revenue, net of current portion”, respectively.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements we, as owner, are responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

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Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Leases: In cases of lease agreements where we act as the lessee, we recognize an operating lease asset and a corresponding lease liability on the interim unaudited condensed Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement we remeasure lease liability and right of use asset at each reporting date.

Leases where we act as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where we act as the lessor under an operating lease, we keep the underlying asset on the interim unaudited condensed Consolidated Balance Sheets and continue to depreciate the assets over their useful life. In cases of lease agreements where we act as the lessor under a sales-type / direct financing lease, we derecognize the underlying asset and record a net investment in the lease. We act as a lessor under operating leases in connection with all of our charter out – bareboat-out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. During 2021, we entered into six agreements which qualify as failed sale and leaseback transactions as the we are required to repurchase the vessels at the end of the lease term and we have accounted for the six agreements as financing transactions. Following the full prepayment of (i) the $54.0 million sale and leaseback agreement with CMBFL on August 27, 2024 and (ii) the $14.7 million sale and leaseback agreement with Neptune on September 12, 2024, and the sale and lease back agreements we entered into (i) during the fourth quarter of 2024, to finance the acquisition two of the newly acquired high-reefer ECO 9,019 TEU vessels, Bremerhaven Express, having closed in December 2024 and the other, Czech, in January 2025, and (ii) during the first quarter of 2025, to finance the acquisition of the two high-reefer ECO 9,019 TEU Vessels which were delivered in December 2024 (both at that moment fully paid in cash), we as of June 30, 2025, have accounted for eight agreements as financing transactions.

We elected the practical expedient which allows us to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

Segment Reporting

We derive our revenues from chartering vessels to liner companies. We report financial information and evaluate our operations by charter revenues and not by the length of ship employment for its customers. We do not use discrete financial information to evaluate operating results for each vessel or type of charter. Management does not identify expenses, profitability or other financial information by vessel or charter type. Our Executive Chairman, Chief Executive Officer and Chief Financial Officer, collectively, who are the Chief Operating Decision Maker ("CODM"), review operating results solely by revenue per day and consolidated net income of the fleet and thus we have determined that we operate under one operating and reportable segment. Consolidated vessel operating expense information presented within the Interim Unaudited Condensed Consolidated Statements of Income are considered to be significant expenses. Furthermore, when we charter a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

Fair Value Measurement and Financial Instruments

Financial instruments carried on the interim unaudited condensed Consolidated Balance Sheets include cash and cash equivalents, restricted cash, time deposits, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair Value Measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

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Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In December 2021, we purchased interest rate caps with an aggregate notional amount of $484.1 million, which amortizes over time as our outstanding debt balances decline. In February 2022, we further hedged our exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507.9 million of our floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $2.8 million for six months ended June 30, 2025 was recorded through interim unaudited condensed Consolidated Statements of Income ($0.8 million negative fair value adjustment for six months ended June 30, 2024). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. We are designating certain future interest payments on our outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, we have designated only a portion of our outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of June 30, 2025, all our loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, our interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

We assess the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income (OCI) will be reclassified to interest expense should the hedge no longer be considered effective.

As of June 30, 2025, and June 30, 2024, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $nil and $0.6 million, respectively, was reclassified to other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to our variable rate borrowings. When derivatives are used, we are exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs).

On April 4, 2024, we entered into a foreign exchange option strip (“FX option”) to purchase €3.0 million, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The strike price is EURUSD 1.10. We entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option is designated as a cash flow hedge of anticipated expenses totaling €3.0 million, expected to occur each month. Changes in the fair value of the option other than “intrinsic value” are excluded from the assessment of effectiveness. The effectiveness of the hedging relationship will be periodically assessed during the life of the hedge by comparing the terms of the option and the forecasted expenses to ensure that they continue to coincide. Should the critical terms no longer match exactly, hedge effectiveness (both prospective and retrospective) will be assessed by evaluating the dollar-offset ratio of the spot intrinsic value of the actual option contract and a hypothetically perfect option contract.

Financial Risk Management: Our activities expose us to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: We closely monitor our credit exposure to customers, financial institutions and counter-parties for credit risk. We have entered into commercial management agreement with Conchart, pursuant to which Conchart has agreed to provide commercial management services to us, including the negotiation, on behalf of us, vessel employment contracts. Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject us to concentrations of credit risk are accounts receivable cash and cash equivalents and time deposits. We do not believe our exposure to credit risk is likely to have a material adverse effect on our financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. We monitor cash balances appropriately to meet working capital needs.

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Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the interim unaudited condensed Consolidated Statements of Income.

Derivative instruments

We are exposed to interest rate risk relating to our variable rate borrowings. In December 2021, we purchased an amortized interest rate cap with an aggregate notional amount of $484.1 million (“December 2021 Hedging"), which amount reduces over time as our outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to our variable rate borrowings.

At the inception of the transaction, we documented the relationship between hedging instruments and hedged items, as well as our risk management objective and the strategy for undertaking various hedging transactions. We also documented our assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, we will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, we further purchased two interest rate caps with an aggregate notional amount of $507.9 million. The first interest rate cap of $253.9 million which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 Hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $2.8 million as of June 30, 2025 ($0.8 million negative fair value adjustment as at June 30, 2024) was recorded through our interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, we have designated only a portion of our outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of June 30, 2025, all of our loan agreements have been amended and restated to take into effect the transition from LIBOR to SOFR and the relevant provisions on a replacement rate. In addition, our interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The amounts included in accumulated other comprehensive income (OCI) will be reclassified to interest expense should the hedge no longer be considered effective. We assess the effectiveness of the hedges on an ongoing basis. As of June 30, 2025, interest rate cap notional amount covers 77% of the outstanding floating debt. As of June 30, 2025, and June 30, 2024, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $nil and $0.6 million was reclassified to other comprehensive income (OCI) to the interim unaudited condensed Consolidated Statements of Income.

On April 4, 2024, we entered into the FX option to purchase €3.0 million, with monthly settlements, starting April 11, 2024 and ending March 13, 2025. The initial value of the excluded component is equal to the option premium of €0.4 million and are recognized in earnings using the amortization approach as per ASC 815-20-25-83A. As of June 30, 2025, following a quantitative assessment, no amount has been reclassified to other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

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Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. We will adopt this ASU prospectively for the period ending December 31, 2025, and do not expect an impact to our disclosures, financial condition or results of operations as we are not subject to income taxes on our shipping income rather our vessels are liable for tax based on the tonnage of the vessel, under the regulations applicable to the country of incorporation of the vessel owning company, which is included within vessels’ operating expenses.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. We are currently evaluating the potential impact of adopting this standard on our interim unaudited condensed Consolidated Financial Statements and disclosures.

Results of Operations

Financial Results for the Six Months Ended June 30, 2025 Compared to the Six Months Ended June 30, 2024

The following table presents interim unaudited condensed consolidated revenues and expenses for the six-month periods ended June 30, 2025 and 2024. This information was derived from our interim unaudited condensed consolidated financial statements of operations for the respective periods.

(Expressed in millions of U.S. dollars)

		Six months ended
	June 30, 2025	June 30, 2024
OPERATING REVENUES
Time charter revenues	376.3	351.6
Amortization of intangible liabilities-charter agreements	6.5	3.0
Total Operating Revenues	382.8	354.6

OPERATING EXPENSES
Vessel operating expenses (include related party vessel operating expenses of $11.4 million and $10.8 million for each of the periods ended June 30, 2025 and 2024, respectively)	100.5	95.0
Time charter and voyage expenses (include related party time charter and voyage expenses of $3.7 million and $4.3 million for each of the periods ended June 30, 2025 and 2024, respectively)	11.6	10.6
Depreciation and amortization	60.1	48.9
General and administrative expenses	8.6	9.2
Gain on sale of vessels	(28.3)	-
Operating Income	230.3	190.9

NON-OPERATING INCOME/(EXPENSES)
Interest income	7.9	7.8
Interest and other finance expenses	(20.5)	(20.3)
Other income, net	4.0	2.3
Fair value adjustment on derivative asset	(2.8)	(0.8)
Total non-operating expenses	(11.4)	(11.0)
Income before income taxes	218.9	179.9
Income taxes	-	-
Net Income	218.9	179.9
Earnings allocated to Series B Preferred Shares	(4.8)	(4.8)
Net Income available to Common Shareholders	$214.1	$175.1

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Revenue and Utilization

Operating revenues derived from fixed-rate, mainly long-term, time-charters was $382.8 million in the six months ended June 30, 2025, up $28.2 million (or 8.0%) compared to revenue of $354.6 million for the prior year period. The increase was mainly due to (i) the net effect of higher rates on charter renewals, (ii) the addition of the four Newly Acquired Vessels and (iii) a non-cash $1.5 million increase in the effect from straight lining time charter modifications and a non-cash $3.5 million increase in the amortization of intangible liabilities arising from below-market charters attached to certain vessel additions offset by an increase in off hire days. There were 588 days of offhire and idle time in the six-month period ended June 30, 2025 of which 475 were for scheduled drydockings, compared to 257 days of offhire and idle time in the prior year of which 186 were for scheduled drydockings. Utilization for the six-month period ended June 30, 2025 was 95.4% compared to utilization of 97.9% in the prior year period.

The table below shows fleet utilization for the six month periods ended June 30, 2025 and 2024.

	Six months ended
	June 30, 2025	June 30, 2024
Days
Ownership days	12,683	12,376
Planned offhire - scheduled dry-dock	(475)	(186)
Unplanned offhire	(70)	(69)
Idle time	(43)	(2)
Operating days	12,095	12,119
Utilization	95.4%	97.9%

As of June 30, 2025, two regulatory drydockings were in progress. In the second half of 2025, six further regulatory drydockings are anticipated.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 5.8% to $100.5 million, or an average of $7,925 per day for the six months ended June 30, 2025, compared to $95.0 million in the comparative period, or $7,679 per ownership day. The increase of $5.5 million was mainly due to (i) the addition of the four Newly Acquired Vessels offset by the sale of Tasman, Keta and Akiteta in the first quarter of 2025, (ii) an increase in crew expenses following our decision to increase the number of seafarers on board to improve the vessels’ conditions, (iii) an increase in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, and (iv) the impact of inflation on fees and expenses, including management fees.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. For the six months ended June 30, 2025, time charter and voyage expenses were $11.6 million, or an average of $915 per day, compared to $10.6 million in the comparative period, or $859 per day, an increase of $56 per ownership day, or 6.5%. The increase was mainly due to increased commissions on charter renewals at higher rates and increase in bunkering expenses due to higher off hire days.

Depreciation and Amortization

Depreciation and amortization for the six months ended June 30, 2025 was $60.1 million, compared to $48.8 million in the comparative period. The increase was mainly due to the 16 drydockings completed after June 30, 2024 and the addition of the four Newly Acquired Vessels in December 2024.

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General and Administrative Expenses

For the six months ended June 30, 2025, general and administrative expenses were $8.6 million, compared to $9.2 million in the comparative period. The movement was mainly due to the decrease in payroll expenses following the retirement of our former Chief Executive Officer effective March 31, 2024 plus a reduction in the non-cash charge for stock-based compensation expense.

Gain on sale of vessels

Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) were sold for an aggregate gain of $28.3 million in the first quarter of 2025.

Interest Expense and Interest Income

Debt as of June 30, 2025 totaled $768.5 million, after inclusion of the four Newly Acquired Vessels, comprising $349.0 million of secured bank debt collateralized by vessels, $205.6 million of 2027 Secured Notes collateralized by vessels, and $213.9 million under sale and leaseback financing transactions. As of June 30, 2025, 16 of our vessels were unencumbered.

Debt as of June 30, 2024 totaled $721.1 million, comprising $371.8 million of secured bank debt collateralized by vessels, $258.1 million of 2027 Secured Notes collateralized by vessels, and $91.2 million under sale and leaseback financing transactions. As of June 30, 2024, five vessels were unencumbered.

Interest and other finance expenses for the six months ended June 30, 2025 were $20.5 million, $0.2 million up from $20.3 million for the comparative period. The increase was due to (i) our interest rate caps hedge 77% of our floating rate debt, (ii) a prepayment fee of $0.2 million following the full repayment of Macquarie Credit Facility and (iii) the non-cash write off of deferred financing costs of $0.7 million on the full repayments of the Macquarie Credit Facility, the HCOB-CACIB Credit Facility and the ESUN Credit Facility.

Interest income for the second quarter of 2025 was $4.7 million, up from $4.1 million for the prior year period mainly due to higher invested amounts.

Other Income, Net

Other income, net was $4.0 million for the six month period ended June 30, 2025, compared to $2.3 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on the remaining balance of $507.9 million of floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $2.8 million for the six months ended June 30, 2025, was recorded through our interim unaudited condensed consolidated statements of income as compared to the negative fair value adjustment of $0.8 million for the six months ended June 30, 2024. These interest rate caps have automatically transited to 1-month Compounded SOFR on July 1, 2023 at a level of 0.64%.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the six months ended June 30, 2025 was $4.8 million, the same as in the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the six months ended June 30, 2025 was $214.1 million, after $2.8 million negative fair value adjustment on derivatives, a prepayment fee of $0.2 million following the full repayment of Macquarie Credit Facility, a non-cash write off of deferred financing costs of $0.7 million on the full repayments of the Macquarie Credit Facility, the HCOB-CACIB Credit Facility and the ESUN Credit Facility and $28.3 million gain from sale of Tasman, Keta and Akiteta.

14

Net income available to common shareholders for the six months ended June 30, 2024 was $175.1 million, after $0.8 million negative fair value adjustment on derivatives and $0.2 million effect from new awards plus acceleration and forfeiture of existing awards.

Earnings per share for the six months ended June 30, 2025, was $6.01, an increase of 20.7% from the earnings per share for the comparative period, which was $4.98.

Liquidity and Capital Resources

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, and organizing other ship operating necessities, including monitoring and reporting with respect to EU ETS requirements (including related Emission Trading Scheme Allowances) and FEUM compliance, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. As of June 30, 2025, two regulatory drydockings were in progress. In the second half of 2025, six further regulatory drydockings are anticipated. Seven drydockings were completed during the six-month period ended June 30, 2025. In future years there will be incremental costs for compliance with ballast water management regulations and with emission control regulations should we decide, in conjunction with our relevant charterer, to retrofit scrubbers on our vessels.

The main factors affecting our cash flow in a given period are: the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance, proceeds from any asset sales, costs of any asset purchases, the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly, amortization of our debt, including the 2027 Secured Notes, financings and refinancings, repurchases of our shares, and dividends paid on our Class A common shares and Series B Preferred Shares.

As of June 30, 2025, we had $768.5 million of debt outstanding, of which $205.6 million was under our 2027 Secured Notes which carry interest at the fixed rate 5.69%, and $562.9 million was floating rate debt across a number of facilities and sale and leaseback arrangements and bearing interest at SOFR based on interest rate cap agreements mentioned below plus an average margin of approximately 2.34%. As of June 30, 2025, 16 of our vessels were unencumbered. In December 2021, we hedged our exposure to a potential rising interest rate environment by putting in place a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $484.1 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. In February 2022, we entered into a further USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $507.9 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%. As of June 30, 2025 77% of our floating rate debt was hedged.

Our credit facilities require, among other things, that we maintain $20.0 million of minimum liquidity at each quarter-end on a group basis.

In addition, we intend to declare and make quarterly dividend payments amounting to approximately $2.4 million per quarter on our Series B Preferred Shares (based on the amount outstanding as of June 30, 2025) on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares. Finally, we may, in the discretion of our Board of Directors, declare and pay dividends on our Class A common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow. On May 12, 2025, we announced a dividend of $0.525 per Class A common share with respect to the first quarter 2025, paid on June 3, 2025 to Class A common shareholders of record as of May 23, 2025, amounting to $18.8 million. On August 5, 2025, we announced a dividend of $0.525 per Class A common share from with respect to the second quarter 2025, to be paid on or about September 4, 2025 to Class A common shareholders of record as of August 22, 2025.

Other than costs for drydockings and compliance with environmental and decarbonization regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy and our commercial strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of June 30, 2025, we had $511.1 million in cash and cash equivalents, including $80.5 million restricted cash and time deposits of $15.0 million and from free available cash $19.7 million are associated with credit facilities minimum liquidity covenants. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

On April 4, 2024, we entered into a FX option to buy €3.0 million, with monthly settlements on the 11th calendar day of each month, starting April 11, 2024, and ending March 13, 2025. Up to June 30, 2025 we have bought €3.0 million. The initial value of the excluded component is equal to the option premium of €0.4 million and are recognized in earnings using the amortization approach as per ASC 815-20-25-83A.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, drydocking costs, interest and debt repayment obligations.

We continuously evaluate potential transactions that we believe would be accretive to earnings, enhance shareholder value, or that would be in the best interests of the Company, which may include the pursuit of business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.

Due to our charter coverage and nature of our operating and financial costs, our cashflows are predictable and visible, at least in the near to medium term. We have policies in place to control treasury activities within the group. For example, all new funding must be approved by our Board of Directors, and cash deposits can only be made with institutions meeting certain credit metrics and up to predetermined limits by institution.

15

Cash Flows

The following table presents cash flow information derived from the interim unaudited condensed consolidated statements of cash flows of Global Ship Lease for the six-month periods ended June 30, 2025 and 2024:

(Expressed in millions of U.S. dollars)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	$218.8	$179.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$60.1	$48.9
Gain from sale of vessels	(28.3)	-
Amounts reclassified to other comprehensive income	-	0.5
Amortization of derivative assets’ premium	1.9	2.3
Amortization of deferred financing costs	2.3	2.3
Amortization of intangible liabilities-charter agreements	(6.5)	(3.0)
Fair value adjustment on derivative asset	2.8	0.8
Prepayment fees on debt repayment	0.2	-
Stock-based compensation expense	4.2	4.4
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(10.2)	$(4.5)
Decrease in inventories	0.8	0.2
Increase in derivative asset	(0.2)	-
Increase/(decrease) in accounts payable and other liabilities	13.7	(0.1)
Increase in related parties' balances, net	(0.5)	(0.4)
Decrease in deferred revenue	(10.0)	(14.5)
Payments for drydocking and special survey costs	(27.1)	(10.7)
Net cash provided by operating activities	$222.0	$206.1
Cash flows from investing activities:
Acquisition of vessels	$(61.5)	$-
Cash paid for vessel expenditures	(9.8)	(4.7)
Advances for vessel acquisitions and other additions	(2.3)	(7.5)
Net proceeds from sale of vessel	53.5	-
Time deposits withdrawn/(acquired)	11.2	(39.0)
Net cash used in investing activities	$(8.9)	$(51.2)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities/sale and leaseback	$218.5	$-
Repayment of credit facilities/sale and leaseback	(70.9)	(102.1)
Prepayment of debt including prepayment fees	(70.4)	-
Deferred financing costs paid	(2.2)	-
Cancellation of Class A common shares	-	(5.0)
Class A common shares-dividend paid	(34.8)	(26.4)
Series B preferred shares-dividends paid	(4.8)	(4.8)
Net cash provided by/(used in) financing activities	$35.4	$(138.3)
Net increase in cash and cash equivalents and restricted cash	248.5	16.6
Cash and cash equivalents and restricted cash at beginning of the period	247.6	280.7
Cash and cash equivalents and restricted cash at end of the period	$496.1	$297.3
Supplementary Cash Flow Information:
Cash paid for interest	23.1	30.6
Cash received from interest rate caps	9.1	14.4
Non-cash investing activities:
Acquisitions of vessels and intangibles	16.0	-
Non-cash financing activities:
Unrealized loss on derivative assets/FX option	(6.0)	(4.3)

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Net Cash provided by operating activities for the six months ended June 30, 2025 compared to the six months ended June 30, 2024

Net cash provided by operating activities was $222.0 million for the six months ended June 30, 2025 reflecting mainly net income of $218.8 million, adjusted for depreciation and amortization of $60.1 million, amortization of derivative assets’ premium of $1.9 million, amortization of deferred financing costs of $2.3 million, amortization of intangible liabilities-charter agreements of $6.5 million, fair value adjustment on derivatives of $2.8 million, stock-based compensation expense of $4.2 million, prepayment fees of $0.2 million, gain on sale of vessels of $28.3 million plus decrease in working capital, including deferred revenue, of $33.5 million.

Net cash provided by operating activities was $206.1 million for the six months ended June 30, 2024 reflecting mainly net income of $179.9 million, adjusted for depreciation and amortization of $48.9 million, amortization of derivative assets’ premium of $2.3 million, amounts reclassified to other comprehensive income of $0.5 million, amortization of deferred financing costs of $2.3 million, amortization of intangible liabilities-charter agreements of $3.0 million, fair value adjustment on derivatives of $0.8 million, stock-based compensation expense of $4.4 million, plus decrease in working capital, including deferred revenue, of $30.0 million.

Cash used in investing activities for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024

Cash used in investing activities was $8.9 million for the six months ended June 30, 2025, as compared to $51.2 million for the same period in 2024. Cash used in investing activities for the six months ended June 30, 2025 was the result of (i) $12.1 million for improvements on all vessels, (ii) the acquisition of the fourth Newly Acquired Vessel, (iii) net proceeds from the sale of Keta, Tasman and Akiteta of $53.5 million and (iv) $11.2 million time deposits withdrawn.

Cash used in investing activities was $51.2 million for the six months ended June 30, 2024, as compared to $131.8 million for the same period in 2023. Cash used in investing activities for the six months ended June 30, 2024 was the result of (i) $12.2 million for improvements on all vessels and (ii) $39.0 million time deposits placed. The principal reason for the decrease is the additional investment for the purchase of the four vessels in 2023.

Cash provided by/(used in) financing activities for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024

Cash provided by financing activities was $35.4 million for the six-month period ended June 30, 2025. Cash provided by financing activities for the six months ended June 30, 2025 was the result of (i) $70.9 million amortization of debt, (ii) $4.8 million and $34.8 million in dividends related to the Series B Preferred Shares and Class A common shares, respectively, (iii) proceeds from drawdown of credit facilities and sale and leaseback of $218.5 million, (iv) prepayment of debt including prepayment fees of $70.4 million and (v) $2.2 million deferred financing costs paid.

Cash used in financing activities was $138.3 million for the six-month period ended June 30, 2024. Cash used in financing activities for the six months ended June 30, 2024 was the result of (i) $102.1 million amortization of debt, (ii) $4.8 million and $26.4 million in dividends related to the Series B Preferred Shares and Class A common shares, respectively, and (iii) $5.0 million for the repurchase of Class A common shares.

Indebtedness

As of June 30, 2025, our indebtedness comprised:
Lender	As of June 30, 2025 (expressed in millions of U.S. dollars)	Collateral vessels	Interest Rate	Final maturity date
2027 Secured Notes	205.6	Dimitris Y, MSC Tianjin, MSC Qingdao, Kumasi, Ian H, GSL Ningbo, GSL Nicoletta, Manet, Julie, GSL Christen, GSL Chateau d’if, CMA CGM Thalassa, CMA CGM Sambhar, CMA CGM Jamaica, CMA CGM Berlioz, CMA CGM America, CMA CGM Alcazar	Interpolated interest rate of 2.84% plus margin of 2.85%	July 2027
Finance Lease with CMBFL	40.2	GSL Tripoli, GSL Syros, GSL Tinos, GSL Kithira	SOFR plus 2.75%	September-October 2027
Syndicated Facility(BOFA-CACIB-ABN-First Citizens)	264.0	Costa Rica Express, Panama Express, Agios Dimitrios, Nicaragua Express, Mexico Express, Jamaica Express, Colombia Express, Zim Xiamen, Zim Norfolk, Anthea Y	SOFR plus 1.85%	August, 2030
Minsheng Finance Lease	173.7	Bremerhaven Express, Sydney Express, Istanbul Express, Czech	SOFR plus 2.50%	December 2034 - January, 2035
UBS Credit Facility	85.0	Dolphin II, Athena, Orca I, GSL Mamitsa, GSL Elizabeth, GSL Lalo, GSL Susan, GSL Rossi, GSL Alice, GSL Melina, GSL Eleftheria, GSL Mercer, GSL Chloe, GSL Maren, GSL Sofia, GSL Effie, GSL Lydia, GSL Alexandra	SOFR plus 2.15%	April, 2028
	768.5

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Credit Facilities and Other Financing Arrangements

Credit Facilities

$85.0 Million UBS Credit Facility

On March 26, 2025, we entered into an $85.0 million credit facility with UBS AG (“UBS”), for which the net proceeds were used to prepay in full the following credit facilities: (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17.5 million), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46.8 million). On March 28, 2025, we fully prepaid with our own cash the amount $5.9 million of E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdowns under the UBS Credit Facility had taken place as of March 31, 2025.

This credit facility bears interest at SOFR plus a margin of 2.15% per annum, payable quarterly in arrears. The facility is repayable in 12 equal consecutive quarterly instalments of $7.0 million, together with a final balloon payment of $1.0 million payable together with the last repayment instalment.

As of June 30, 2025, the outstanding balance of this facility was $85.0 million.

$300.0 Million Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC

On August 7, 2024, we entered into a $300.0 million senior secured term loan facility (the “2024 Senior Secured Term Loan Facility”). As of December 31, 2024, the banks in this facility were: Credit Agricole Corporate and Investment Bank (“CACIB”), ABN AMRO Bank N.V. (“ABN”), Bank of America N.A. (“BofA”), First Citizens Bank & Trust Company (“First Citizens”) and CTBC Bank Co. Ltd. (“CTBC”) to refinance, or prepay, in full or in part, certain of our outstanding debt facilities.

All three tranches were drawdown in the third quarter of 2024 and the term loan facility has a maturity in the third quarter of 2030.

The term loan facility is repayable in 12 equal consecutive quarterly instalments of $12.0 million, four equal consecutive quarterly instalments of $10.0 million, four equal consecutive quarterly instalments of $8.0 million and four equal consecutive quarterly instalments of $6.0 million together with a final balloon payment of $60.0 million on the term loan facility termination date.

This facility’s interest rate is SOFR plus a margin of 1.85% per annum payable quarterly in arrears.

We used the net proceeds from the 2024 Senior Secured Term Loan Facility to refinance or prepay, in full or in part, the following (a) existing debt facilities (i) Sinopac Credit Facility, (ii) Deutsche Credit Facility, (iii) HCOB Credit Facility, (iv) CACIB, Bank Sinopac, CTBC Credit Facility, (v) Chailease Credit Facility, (vi) Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine), (vii) Macquarie loan and (viii) E.SUN, MICB, Cathay, Taishin Credit Facility and (b) existing sale and lease back agreements (i) $54.0 million Sale and Leaseback agreement – CMBFL and (ii) $14.7 million Sale and Leaseback agreement - Neptune Maritime Leasing. The refinancing transaction was accounted as a debt extinguishment.

As of June 30, 2025, the aggregate principal amount outstanding under this Facility was $264.0 million.

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Senior Secured Notes

5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the “Issuer”), an indirect wholly-owned subsidiary of us, closed on the 2027 Secured Notes, private placement of $350.0 million of publicly rated/investment grade 5.69% Senior Secured Notes due in 2027 to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

We used the net proceeds from the private placement for the repayment of the remaining outstanding balances on our New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were allocated for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is payable in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by us.

During the first quarter of 2025, Tasman, Keta and Akiteta were released as collateral under the 2027 Secured Notes and sold. Further, in May 2025, Dimitris Y was contracted to be sold, and on July 28, 2025 was released as collateral.

As of June 30, 2025, the aggregate principal amount outstanding under the 2027 Secured Notes was $205.6 million.

Sale and Leaseback Agreements (Finance Leases)

$178.0 Million Sale and Leaseback agreements – Minsheng Financial Leasing

On December 23, 2024, we entered into two sale and leaseback agreements with Minsheng Financial Leasing (“Minsheng”) for $44.5 million, each, to finance the acquisition of two of the newly acquired high-reefer ECO 9,019 TEU vessels, Bremerhaven Express, having closed in December 2024 and the other, Czech, in January 2025. As of December 31, 2024, we had drawdown a total of $44.5 million to finance the acquisition of Bremerhaven Express. During the first quarter 2025, we entered into two additional sale and leaseback agreements, $44.5 million each, to finance the acquisition of the two high-reefer ECO 9,019 TEU Vessels which were delivered in December 2024, Istanbul Express and Sydney Express, both at that moment fully paid in cash. As of March 31, 2025, we had drawn down a total of $178.0 million. We have a purchase obligation to acquire the vessels at the end of their lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amount received under the sale and leaseback agreement as financial liability.

Sale and leaseback agreements are repayable in 40 equal consecutive quarterly instalments of $0.9 million with a repurchase obligation of $10.0 million on the final repayment date.

The sale and leaseback agreement for Bremerhaven Express matures in December 2034, Istanbul Express, Sydney Express and Czech matures in January 2035, and bear interest at SOFR plus a margin of 2.5% per annum payable quarterly in arrears.

As of June 30, 2025, the outstanding balance of this sale and leaseback agreement was $173.7 million.

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$120.0 Million Sale and Leaseback agreements – CMBFL Four Vessels

On August 26, 2021, we entered into four $30.0 million sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels. As of September 30, 2021, we had drawdown a total of $90.0 million. The drawdown for the fourth vessel, amounting to $30.0 million, took place on October 13, 2021, together with the delivery of this vessel. We have a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1.6 million and 12 equal consecutive quarterly instalments of $0.3 million with a repurchase obligation of $7.0 million on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears. From November 20, 2024, as per supplemental agreement, the sale and leaseback agreements bear interest at SOFR plus a margin of 2.75% per annum.

As of June 30, 2025, the outstanding balance of these sale and lease back agreements was $40.2 million.

Fully Repaid Indebtedness under Credit Facilities and Other Financing Arrangements

For a description of the indebtedness that we fully repaid in 2024 and during the six-month period ended June 30, 2025, please see Note 6 to our interim unaudited condensed consolidated financial statements included elsewhere in this report.

Covenants

Financial Covenants

The agreements governing our indebtedness contain certain financial covenants, which require us to maintain, among other things:

•	minimum liquidity at the borrower (vessel-owner or finance lessor) level and minimum consolidated liquidity of at least $20.0 million at the group level; and

•	minimum market value of collateral vessels for each debt obligation, such that the aggregate market value of such vessels collateralizing the particular debt obligation is between 125% and 135%, depending on the particular debt obligation, of the aggregate principal amount outstanding under such debt obligation, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall

Restrictive Covenants

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:

•	incurring additional indebtedness;
•	making any substantial change to the nature of our business;
•	paying dividends;
•	redeeming or repurchasing capital stock;
•	selling the collateral vessel, if applicable;

20

•	entering into certain transactions other than arm’s length transactions;
•	acquiring a company, shares or securities or a business or undertaking;
•	effecting a change of control of us, entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our assets;
•	experiencing any change in the position and ownership of our Executive Chairman; and
•	changing the flag, class or technical or commercial management of the applicable collateral vessel or terminating or materially amending the management agreements relating to such vessel.

Security

Our secured credit facilities and 2027 Secured Notes are generally secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;
•	first priority assignment of earnings and insurances from the mortgaged vessels;
•	pledge of the earnings account of the mortgaged vessel;
•	pledge of the equity interest of each of the vessel-owning subsidiaries; and
•	corporate guarantees.

As of June 30, 2025, we were in compliance with all of the financial covenants in the agreements governing our indebtedness.

21

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our credit facilities. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Currently we are hedged by 77% on our floating rate debt of $562.9 million.

Sensitivity Analysis

In December 2021 and February 2022, we entered into interest rate cap agreements to hedge our floating rate debt, effective through the fourth quarter of 2026, for a USD one-month LIBOR cap of 0.75%. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%.

Our analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on our financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark and should not be viewed as a forecast as it does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Currently we are hedged by 77% on our floating rate debt of $562.9 million.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars. On April 4, 2024, we entered into the FX option to purchase €3.0 million, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The strike price is EURUSD 1.10. We entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option is designated as a cash flow hedge of anticipated expenses.

Inflation

Historically, with the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we had not experienced a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. Currently, due to the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world, and changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries and the new macroeconomic environment, among other factors, there is inflationary pressure which may, in turn, increase certain of our other operating expenses, such as the cost of spares and supplies, transportation costs and other expenses, in addition to drydocking expenses and general and administrative expenses.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

25

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED JUNE 30, 2025

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Balance Sheets (Expressed in thousands of U.S. dollars except share data)

		As of
	Note	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$415,599	$141,375
Time deposits		15,000	26,150
Restricted cash		48,995	55,583
Accounts receivable, net		28,765	12,501
Inventories		18,080	18,905
Prepaid expenses and other current assets		28,685	31,949
Derivative assets	5	10,318	14,437
Due from related parties	7	843	342
Total current assets		$566,285	$301,242
NON - CURRENT ASSETS
Vessels in operation	3	$1,918,103	$1,884,640
Advances for vessels acquisitions and other additions	3	6,785	18,634
Deferred dry dock and special survey costs, net		101,467	91,939
Other non-current assets	2h	17,397	20,155
Derivative assets, net of current portion	5	1,490	5,969
Restricted cash, net of current portion		31,481	50,666
Total non - current assets		2,076,723	2,072,003
TOTAL ASSETS		$2,643,008	$2,373,245
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$45,590	$26,334
Accrued liabilities		41,033	46,926
Current portion of long - term debt	6	147,567	145,276
Current portion of deferred revenue		47,030	44,742
Due to related parties	7	720	723
Total current liabilities		$281,940	$264,001
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	6	$613,955	$538,781
Intangible liabilities - charter agreements	4	58,885	49,431
Deferred revenue, net of current portion		45,257	57,551
Total non - current liabilities		718,097	645,763
Total liabilities		$1,000,037	$909,764
Commitments and Contingencies	8	–	–
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,612,584 shares issued and outstanding (2024 - 35,447,370 shares)	9	$357	$355
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2024 - 43,592 shares)	9	–	–
Additional paid in capital		684,985	680,743
Retained earnings		953,016	773,759
Accumulated other comprehensive income		4,613	8,624
Total shareholders' equity		1,642,971	1,463,481
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,643,008	$2,373,245

See accompanying notes to interim unaudited condensed consolidated financial statements

F-1

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Statements of Income (Expressed in thousands of U.S. dollars except share and per share data)

		Six months ended June 30,
	Note	2025	2024
OPERATING REVENUES
Time charter revenues		$376,301	$351,553
Amortization of intangible liabilities-charter agreements	4	6,533	3,005
Total Operating Revenues		382,834	354,558

OPERATING EXPENSES
Vessel operating expenses (include related party vessel operating expenses of $11,466 and $10,808 for each of the periods ended June 30, 2025 and 2024, respectively)	7	100,519	95,038
Time charter and voyage expenses (include related party time charter and voyage expenses of $3,719 and $4,317 for each of the periods ended June 30, 2025 and 2024, respectively)	7	11,603	10,631
Depreciation and amortization	3	60,121	48,810
General and administrative expenses		8,674	9,138
Gain on sale of vessels	3	(28,343)	-
Operating Income		230,260	190,941

NON-OPERATING INCOME/(EXPENSES)
Interest income		7,871	7,827
Interest and other finance expenses		(20,463)	(20,343)
Other income, net		3,994	2,257
Fair value adjustment on derivative asset	5	(2,831)	(764)
Total non-operating expenses		(11,429)	(11,023)
Income before income taxes		218,831	179,918
Income taxes		-	(1)
Net Income		218,831	179,917
Earnings allocated to Series B Preferred Shares	9	(4,768)	(4,768)
Net Income available to Class A Common Shareholders		$214,063	$175,149
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	11	35,598,601	35,201,716
Diluted	11	35,685,734	35,637,505

Net Earnings per Class A common share
Basic	11	$6.01	$4.98
Diluted	11	$6.00	$4.91

See accompanying notes to interim unaudited condensed consolidated financial statements

F-2

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Statements of Comprehensive Income (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2025	2024
Net Income available to Class A Common Shareholders		$214,063	$175,149
Other comprehensive income:
Cash Flow Hedge:
Unrealized loss on derivative assets/FX option	5	(5,960)	(4,324)
Amortization of interest rate cap premium		1,949	2,295
Amounts reclassified to earnings		-	551
Total Other Comprehensive Loss		(4,011)	(1,478)
Total Comprehensive Income		$210,052	$173,671

See accompanying notes to interim unaudited condensed consolidated financial statements

F-3

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Statements of Cash Flows (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2025	2024
Cash flows from operating activities:
Net Income		$218,831	$179,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	60,121	48,810
Gain on sale of vessels	3	(28,343)	-
Amounts reclassified to other comprehensive income		-	551
Amortization of derivative assets’ premium		1,949	2,295
Amortization of deferred financing costs	6	2,257	2,322
Amortization of intangible liabilities - charter agreements	4	(6,533)	(3,005)
Fair value adjustment on derivative asset	5	2,831	764
Prepayment fees on debt repayment	6	175	-
Stock-based compensation expense	10	4,244	4,460
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(10,242)	(4,489)
Decrease in inventories		825	193
Increase in derivative asset	5	(194)	(28)
Increase/(decrease) in accounts payable and other liabilities		13,740	(139)
Increase in related parties' balances, net	7	(504)	(356)
Decrease in deferred revenue		(10,006)	(14,454)
Payments for drydocking and special survey costs		(27,104)	(10,742)
Unrealized foreign exchange gain		-	(4)
Net cash provided by operating activities		$222,047	$206,095
Cash flows from investing activities:
Acquisition of vessels	3	(61,541)	-
Cash paid for vessel expenditures		(9,799)	(4,703)
Advances for vessels acquisitions and other additions		(2,348)	(7,527)
Net proceeds from sale of vessels	3	53,483	-
Time deposits withdrawn/(acquired)		11,150	(39,000)
Net cash used in investing activities		$(9,055)	$(51,230)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities	6	218,500	-
Repayment of credit facilities and sale and leaseback	6	(70,889)	(102,063)
Prepayment of debt, including prepayment fees	6	(70,393)	-
Deferred financing costs paid	6	(2,185)	-
Cancellation of Class A common shares	9	-	(4,994)
Class A common shares - dividend paid	9	(34,806)	(26,469)
Series B Preferred Shares - dividend paid	9	(4,768)	(4,768)
Net cash provided by/(used in) financing activities		$35,459	$(138,294)
Net increase in cash and cash equivalents and restricted cash		248,451	16,571
Cash and cash equivalents and restricted cash at beginning of the period		247,624	280,713
Cash and cash equivalents and restricted cash at end of the period		$496,075	$297,284

Supplementary Cash Flow Information:
Cash paid for interest		$23,061	$30,626
Cash received from interest rate caps	5	9,133	14,366
Non-cash investing activities:
Acquisition of intangibles		15,987	-
Non-cash financing activities:
Unrealized loss on derivative assets/FX option	5	(5,960)	(4,324)

See accompanying notes to interim unaudited condensed consolidated financial statements

F-4

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (Expressed in thousands of U.S. dollars except share data)

	Number of Class A Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Class A Common Shares	Series B Preferred Shares	Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2023	35,188,323	43,592	$ 351	$ —	$ 676,592	$ 488,105	$ 19,340	$ 1,184,388
Stock-based compensation expense (Note 10)	141,356	—	2	—	2,302	—	—	2,304
Cancellation of Class A common shares (Note 9)	(251,772)	—	(2)	—	(4,992)	—	—	(4,994)
Other comprehensive income	—	—	—	—	—	—	241	241
Net Income for the period	—	—	—	—	—	91,890	—	91,890
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	(13,214)	—	(13,214)
Balance at March 31, 2024	35,077,907	43,592	$ 351	$ —	$ 673,902	$ 564,397	$ 19,581	$ 1,258,231

Stock-based compensation expense (Note 10)	182,122	—	2	—	2,154	—	—	2,156
Other comprehensive loss	—	—	—	—	—	—	(1,719)	(1,719)
Net Income for the period	—	—	—	—	—	88,027	—	88,027
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	(13,255)	—	(13,255)
Balance at June 30, 2024	35,260,029	43,592	$ 353	$ —	$ 676,056	$ 636,785	$ 17,862	$ 1,331,056

	Number of Class A Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Class A Common Shares	Series B Preferred Shares	Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2024	35,447,370	43,592	$ 355	$ —	$ 680,743	$ 773,759	$ 8,624	$ 1,463,481
Stock-based compensation expense (Note 10)	158,068	—	2	—	2,120	—	—	2,122
Other comprehensive loss	—	—	—	—	—	—	(2,409)	(2,409)
Net Income for the period	—	—	—	—	—	123,394	—	123,394
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	(16,043)	—	(16,043)
Balance at March 31, 2025	35,605,438	43,592	$ 357	$ —	$ 682,863	$ 878,726	$ 6,215	$ 1,568,161

Stock-based compensation expense (Note 10)	7,146	—	—	—	2,122	—	—	2,122
Other comprehensive loss	—	—	—	—	—	—	(1,602)	(1,602)
Net Income for the period	—	—	—	—	—	95,437	—	95,437
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	(18,763)	—	(18,763)
Balance at June 30, 2025	35,612,584	43,592	$ 357	$ —	$ 684,985	$ 953,016	$ 4,613	$ 1,642,971

See accompanying notes to interim unaudited condensed consolidated financial statements

F-5

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Expressed in thousands of U.S. dollars except share data)

1. Description of Business

The Company’s business is to own and charter out containerships to leading liner companies.

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, (the “Poseidon Transaction”).

In 2021, the Company purchased 23 vessels. The Company purchased seven containerships of approximately 6,000 TEU each (the “Seven Vessels”), 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) and four 5,470 TEU Panamax containerships (the “Four Vessels”). Also on June 30, 2021, vessel La Tour was sold.

During the second quarter of 2023, the Company purchased four 8,544 TEU vessels for an aggregate purchase price of $123,300, which were delivered on various dates in May and June 2023. Also on March 23, 2023, GSL Amstel was sold.

During the fourth quarter of 2024, the Company agreed to purchase four high-reefer ECO 9,019 TEU vessels for an aggregate price of $273,891, of which three were delivered on various dates in December 2024.

During the first quarter of 2025, the fourth ECO 9,019 TEU vessel was delivered in January 2025, and the Company sold also three vessels Tasman, Keta and Akiteta (see Note 3). In May 2025, Dimitris Y was contracted to be sold for $35,600 and is scheduled for delivery in 4Q25 upon redelivery from current charter without any further employment.

Following the above-mentioned additions and the sale of vessels in 2021, 2023, 2024 and first quarter of 2025, the Company’s fleet comprises 69 containerships with average age as at June 30, 2025, weighted by TEU capacity, of 17.7 years.

The following table provides information about the 69 vessels owned as at June 30, 2025.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	3Q28 (4)
Laertis Marine LLC	Marshall Islands	Zim Norfolk	9,115	2015	2Q27
Penelope Marine LLC	Marshall Islands	Zim Xiamen	9,115	2015	3Q27
Telemachus Marine LLC	Marshall Islands	Anthea Y	9,115	2015	4Q28 (5)
Global Ship Lease 78 LLC (3)	Liberia	Sydney Express	9,019	2016	1Q26 (6)
Global Ship Lease 79 LLC (3)	Liberia	Istanbul Express	9,019	2016	3Q26 (6)
Global Ship Lease 77 LLC (3)	Liberia	Bremerhaven Express	9,019	2015	1Q26 (6)
Global Ship Lease 76 LLC (3)	Liberia	Czech	9,019	2015	4Q26 (6)
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	3Q27
Global Ship Lease 52 LLC	Liberia	MSC Qingdao(7)	8,603	2004	3Q27
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q27
Global Ship Lease 72 LLC	Liberia	GSL Alexandra	8,544	2004	2Q26 (8)
Global Ship Lease 73 LLC	Liberia	GSL Sofia	8,544	2003	3Q26 (8)
Global Ship Lease 74 LLC	Liberia	GSL Effie	8,544	2003	3Q26 (8)
Global Ship Lease 75 LLC	Liberia	GSL Lydia	8,544	2003	2Q26 (8)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	4Q27 (9)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	1Q28 (9)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	1Q28 (9)
Alexander Marine LLC	Marshall Islands	Colombia Express (ex Mary)	7,072	2013	4Q28 (10)
Hector Marine LLC	Marshall Islands	Panama Express (ex Kristina)	7,072	2013	4Q29 (10)
Ikaros Marine LLC	Marshall Islands	Costa Rica Express (ex Katherine)	7,072	2013	2Q29 (10)
Philippos Marine LLC	Marshall Islands	Nicaragua Express (ex Alexandra)	7,072	2013	3Q29 (10)
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	7,023	2001	4Q25
Aristoteles Marine LLC	Marshall Islands	Mexico Express (ex Alexis)	6,918	2015	3Q29 (10)
Menelaos Marine LLC	Marshall Islands	Jamaica Express (ex Olivia I)	6,918	2015	3Q29 (10)

F-6

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

1.       Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,858	2002	1Q28
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,858	2002	4Q27
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios(7)	6,572	2011	2Q27
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	1Q28 (11)
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	1Q28 (11)
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	3Q25 (12)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	1Q26 (12)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	4Q25 (12)
GSL Violetta LLC	Liberia	GSL Violetta	6,008	2000	2Q25 (12)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	3Q25 (12)
GSL Tegea LLC	Liberia	GSL Tegea	5,994	2001	1Q26 (12)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	1Q26 (12)
Hudson Marine LLC	Marshall Islands	Dimitris Y (ex Zim Europe) (19)	5,936	2000	4Q25
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	4Q27
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q27
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	3Q27
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q27
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	3Q27
Zeus One Marine LLC	Marshall Islands	Orca I	5,308	2006	3Q28 (13)
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q28 (13)
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q26
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	2Q28 (4)
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,421	2013	3Q25
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	4Q26
Pericles Marine LLC	Marshall Islands	Athena	2,980	2003	2Q27 (14)
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	1Q27
Global Ship Lease 62 LLC	Liberia	GSL Mamitsa (ex Matson Molokai)	2,824	2007	1Q28 (15)
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	2Q27 (16)
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	2Q27 (17)
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	2Q26
Global Ship Lease 65 LLC	Liberia	GSL Chloe (ex Beethoven)	2,546	2012	1Q27
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	1Q26
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	4Q26
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	4Q26
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	2Q27
Global Ship Lease 38 LLC	Liberia	Manet	2,288	2001	3Q26
Global Ship Lease 45 LLC	Liberia	Kumasi	2,220	2002	4Q26
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	3Q27 (18)

F-7

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

1.       Description of Business (continued)

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;
(3)	Currently, under a sale and leaseback transaction (see note 2h);
(4)	CMA CGM Thalassa and GSL Alice were both forward fixed for 36 months +/-45 days. CMA CGM Thalassa new charter is expected to commence in 4Q2025 and GSL Alice new charter commenced in 2Q2025;
(5)	Anthea Y was forward fixed for 36 months +/- 30 days. The new charter is expected to commence in 4Q2025;
(6)	Sydney Express, Istanbul Express and Bremerhaven Express delivered in 4Q 2024. Czech, the fourth vessel was delivered on January 9, 2025. Firm charters are followed by three 12-month extension periods at charterer’s option;
(7)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”);
(8)	GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie. Firm charters are followed by one year extension period at charterer’s option. GSL Sofia and GSL Effie options were exercised in January 2025. GSL Alexandra and GSL Lydia options were exercised in February 2025;
(9)	GSL Eleni, GSL Kalliopi and GSL Grania were forward fixed for 35 – 38 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 16 months. GSL Eleni, GSL Kalliopi and GSL Grania new charterers commenced in 1Q 2025, upon completion of drydocking.
(10)	Colombia Express (ex-Mary), Panama Express (ex-Kristina), Costa Rica Express (ex-Katherine), Nicaragua Express (ex-Alexandra), Mexico Express (ex-Alexis), Jamaica Express (ex-Olivia I). Firm charters are followed by two twelve-month extension periods at charterer’s option;
(11)	GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The new charters both commenced in 1Q 2025;
(12)	GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each vessel is for a firm period of at least three years from the date each vessel was delivered in 2021. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea. In April 2025, the second extension option for GSL MYNY was also exercised;
(13)	Dolphin II. Chartered in direct continuation for 35 – 36 months. The new charter commenced in 1Q 2025. Orca I. Chartered for 34 – 36 months. The new charter is expected to commence in second half of 2025;
(14)	Athena was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025;
(15)	GSL Mamitsa was forward fixed for 30 – 32 months to commence in 3Q25 after current drydocking;
(16)	GSL Lalo was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025;
(17)	GSL Valerie is fixed in direct continuation for 24 – 27 months;
(18)	Julie was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025;
(19)	In May 2025, Dimitris Y was contracted to be sold and is scheduled for delivery to the buyers in 4Q25 upon redelivery from the existing charter.

2. Summary of Significant Accounting Policies and Disclosures

(a) Basis of Presentation

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2024, filed with the Securities and Exchange Commission on March 18, 2025, in the Company’s Annual Report on Form 20-F.

F-8

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(b)  Principles of Consolidation

The accompanying interim unaudited condensed consolidated financial information includes the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited condensed consolidated financial statements.

(c) Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(d) Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at note 2(f) below. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2025, and 2024.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

F-9

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(e) Assets Held for Sale

The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of June 30,2025, Dimitris Y, which was agreed to be sold for a sale price $35,600, did not meet the criteria as held for sale. Dimitris Y is scheduled for delivery in 4Q25 upon redelivery from current charter without any further employment. As of December 31, 2024, Tasman, which was agreed to be sold for a sale price of $31,500, did not meet the criteria as held for sale sale as it was under charter and not available for immediate sale. Tasman was sold on March 10, 2025.

(f) Intangible assets and liabilities – charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (“WACC”).

The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

(g) Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

F-10

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(g) Impairment of Long-lived assets (continued)

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

During the six months ended June 30, 2025, and 2024, the Company evaluated the impact of current economic situation on the recoverability of all its vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed for the six months ended June 30, 2025, and 2024.

Through the latter part of 2024, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2024.

(h) Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the six-month periods ended June 30, 2025, and 2024, an amount of $2,738 and $4,249 loss, respectively, has been recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of June 30, 2025, current and non-current portion from implementing the straight-line basis, amounting to $11,721 ($9,657 as for December 31, 2024) and $16,912 ($19,670 as for December 31, 2024), respectively, are presented in the interim condensed unaudited Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively. As of June 30, 2025, current liability and non-current liability from implementing the straight-line basis, amounting to $7,322 ($5,310 as of December 31, 2024) and $9,469 ($9,438 as of December 31, 2024), are presented in the interim condensed unaudited Consolidated Balance Sheets in the line item “Current portion of deferred revenue” and “Deferred revenue, net of current portion”, respectively.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the interim unaudited condensed Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.

F-11

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(h) Revenue recognition and related expense (continued)

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the interim unaudited condensed Consolidated Balance Sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out -bareboat- out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

(i) Segment Reporting

The Company derives its revenues from chartering vessels to liner companies. The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Company does not use discrete financial information to evaluate operating results for each vessel or type of charter. Management does not identify expenses, profitability or other financial information by vessel or charter type. The Company’s Executive Chairman, Chief Executive Officer and Chief Financial Officer, collectively, who are the Chief Operating Decision Maker ("CODM"), review operating results solely by revenue per day and consolidated net income of the fleet and thus the Company has determined that it operates under one operating and reportable segment. Consolidated vessel operating expense information presented within the Interim Unaudited Condensed Consolidated Statements of Income are considered to be significant expenses. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

(j) Fair Value Measurement and Financial Instruments

Financial instruments carried on the interim unaudited condensed Consolidated Balance Sheets include cash and cash equivalents, restricted cash, time deposits, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

F-12

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(i) Fair Value Measurement and Financial Instruments (continued)

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $2,831 for six months ended June 30, 2025, was recorded through interim unaudited condensed Consolidated Statements of Income ($764 negative fair value adjustment for six months ended June 30, 2024). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of June 30, 2025, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The Company assesses the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective.

As of June 30, 2025, and June 30, 2024, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $nil and $551, respectively, was reclassified to other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs).

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to purchase €3,000, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The strike price was EURUSD 1.10. The Company entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option was designated as a cash flow hedge of anticipated expenses totalling €3,000, expected to occur each month. Changes in the fair value of the option other than “intrinsic value” were excluded from the assessment of effectiveness. The effectiveness of the hedging relationship was periodically assessed during the life of the hedge by comparing the terms of the option and the forecasted expenses to ensure that they continued to coincide. Should the critical terms no longer match exactly, hedge effectiveness (both prospective and retrospective) was assessed by evaluating the dollar-offset ratio of the spot intrinsic value of the actual option contract and a hypothetically perfect option contract.

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

F-13

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

Credit risk: The Company closely monitors its credit exposure to customers and counterparties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 7). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, cash and cash equivalents and time deposits. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the interim unaudited condensed Consolidated Statements of Income.

(k) Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106 (“December 2021 hedging"), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item “Derivative assets”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507,891. The first interest rate cap of $253,946 which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $2,831 as at June 30, 2025 ($764 negative fair value adjustment as at June 30, 2024) was recorded through interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see note 5). As of June 30, 2025, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to SOFR and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

F-14

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(k) Derivative instruments (continued)

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of June 30, 2025, interest rate cap notional amount covers ~77% of the outstanding floating debt. As of June 30, 2025, and June 30, 2024, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $nil and $551 was reclassified to other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to purchase €3,000 with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The initial value of the excluded component was equal to the option premium of €417 and was recognized in earnings using the amortization approach as per ASC 815-20-25-83A. As of June 30, 2025, following a quantitative assessment, no amount has been reclassified to other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

(l) Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company will adopt this ASU prospectively for the period ending December 31, 2025, and does not expect an impact to its disclosures, financial condition or results of operations as the Company is not subject to income taxes on its shipping income rather the Company’s vessels are liable for tax based on the tonnage of the vessel, under the regulations applicable to the country of incorporation of the vessel owning company, which is included within vessels’ operating expenses.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the potential impact of adopting this standard on the Company’s interim unaudited condensed Consolidated Financial Statements and disclosures.

3. Vessels in Operation

	Vessel Cost, as adjusted for	Accumulated	Net Book
	Impairment charges	Depreciation	Value
As of January 1, 2024	$1,992,613	$(328,512)	$1,664,101

Additions	296,242	–	296,242
Depreciation	–	(75,703)	(75,703)
As of December 31, 2024	$2,288,855	$(404,215)	$1,884,640

Additions	101,149	–	101,149
Disposals	(47,276)	25,426	(21,850)
Depreciation	–	(45,836)	(45,836)
As of June 30, 2025	$2,342,728	$(424,625)	$1,918,103

As of June 30, 2025, and June 30, 2024, the Company had made additions for vessel expenditures, reefers, emissions management and ERP modules. As of June 30, 2025, and June 30, 2024, unpaid capitalized expenses were $12,979 and $4,179, respectively. As of December 31, 2024, unpaid capitalized expenses were $13,556.

F-15

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

3. Vessels in Operation (continued)

2025 Vessel acquisition

In January 2025, the Company took delivery of the fourth high-reefer ECO 9,019 TEU Vessel as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
Czech (*)	9,019	2015	$68,391	January 9, 2025

(*)	The charter of the fourth high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $15,987 that was recognized and will be amortized over the remaining useful life of the charter.

As of December 31, 2024, the Company had paid $6,850 advance for this vessel acquisition.

2024 Vessels acquisitions

In December 2024, the Company took delivery of the three high-reefer ECO 9,019 TEU Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
Sydney Express (*)	9,019	2016	$68,500	December 6, 2024
Istanbul Express (*)	9,019	2016	$68,500	December 11, 2024
Bremerhaven Express (*)	9,019	2015	$68,500	December 30, 2024

(*)	The charters of the three high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $49,295 that was recognized and will be amortized over the remaining useful life of the charters.

2025 Sale of Vessels

In May 2025, Dimitris Y was contracted to be sold for $35,600 and is scheduled for delivery to the buyers in the fourth quarter of 2025 upon redelivery from the existing charter. On July 28, 2025, the vessel was released as collateral under the Company’s $350,000 5,69% Senior Secured Notes due 2027.

On March 24, 2025, the Company sold Keta, a 2,200 TEU vessel, for net proceeds of $11,944, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $7,121.

On March 10, 2025, the Company sold Tasman, a 5,936 TEU vessel, for net proceeds of $30,846, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $17,943.

On February 19, 2025, the Company sold Akiteta, a 2,200 TEU vessel, for net proceeds of $10,693, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $3,279.

Impairment

The Company has evaluated the impact of current economic situation on the recoverability of all its vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed during the six months ended June 30, 2025.

Through the latter part of 2024, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2024.

F-16

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

3. Vessels in Operation (continued)

Collateral

As of June 30, 2025, 17 vessels were mortgaged as collateral under the 5.69% Senior Secured Notes due 2027 and 36 vessels under the Company’s loan facilities. Sixteen vessels were unencumbered as of June 30, 2025.

Advances for vessels acquisitions and other additions

As of June 30, 2025, and December 31, 2024, the Company made $nil and a $6,850, respectively, advance for a vessel acquisition, which was delivered on January 9, 2025. As of June 30, 2025, and December 31, 2024, the Company had also made advances for other vessel additions totalling $6,785 and $11,784, respectively.

4. Intangible Liabilities – Charter Agreements

Intangible Liabilities – Charter Agreements as of June 30, 2025, and December 31, 2024, consisted of the following:

	June 30, 2025	December 31, 2024
Opening balance	$49,431	$5,662
Additions (*)(**)	15,987	49,295
Amortization	(6,533)	(5,526)
Total	$58,885	$49,431

(*)	As of December 31, 2024, the charters of the three high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $49,295 that was recognized and will be amortized over the remaining useful life of the charters.

(**)	During the first quarter of 2025, the charter of the fourth high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $15,987 that was recognized and will be amortized over the remaining useful life of the charter.

Intangible liabilities are related to acquisition of the four high-reefer ECO 9,019 TEU vessels delivered in December 2024 and January 2025, and management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger. These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption “Amortization of intangible liabilities-charter agreements” in the Consolidated Statements of Income.

Amortization income of intangible liabilities-charter agreements for each of the six months ended June 30, 2025, and 2024 was $6,533 and $3,005, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to June 30, 2030, and thereafter, is estimated to be as follows:

Amount
June 30, 2026	$13,036
June 30, 2027	12,763
June 30, 2028	12,798
June 30, 2029	12,763
June 30, 2030, and thereafter	7,525
$58,885

The weighted average life for the remaining intangible liabilities-charter agreements terms is 4.58 year.

F-17

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

5. Derivative Assets

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the caps for any period that the one-month USD LIBOR rate is above beyond the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is November 30, 2026. The premium paid to purchase the interest caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $2,831 as at June 30, 2025 ($764 negative fair value adjustment as at June 30, 2024) was recorded through Interim Unaudited Condensed Consolidated Statements of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. Amount received from interest rate caps for each of the six-month periods ended June 30, 2025, and 2024, was $9,133 and $14,366, respectively.

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to purchase €3,000, with monthly settlements starting April 11, 2024, and ending March 13, 2025. The initial value of the excluded component was equal to the option premium of €417 and was recognized in earnings using the amortization approach as per ASC 815-20-25-83A.

	June 30, 2025	December 31, 2024
Opening balance	$20,406	$41,506
FX option premium	194	249
Unrealized loss on derivative assets (interest rate caps)	(5,764)	(15,933)
Unrealized loss on FX option	(197)	(246)
Fair value adjustment on derivative asset	(2,831)	(5,170)
Closing balance	$11,808	$20,406
Less: Current portion of derivative assets (interest rate caps)	(10,318)	(14,434)
Less: Current portion of FX option	-	(3)
Non-current portion of derivative assets (interest rate caps)	$1,490	$5,969

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of June 30, 2025, interest rate cap notional amount covers ~77% of the outstanding floating debt. As of June 30, 2025, and June 30, 2024, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $nil and $551, respectively, was reclassified to other comprehensive income to the interim unaudited condensed Consolidated Statements of Income. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

F-18

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt

Long-term debt as of June 30, 2025, and December 31, 2024, consisted of the following:

Facilities	June 30, 2025	December 31, 2024
UBS Credit Facility (a)	$85,000	$-
2024 Senior Secured Term Loan Facility (b)	264,000	288,000
2027 Secured Notes (c)	205,625	231,875
Macquarie loan (d)	-	23,500
E.SUN, MICB, Cathay, Taishin Credit Facility (e)	-	8,300
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (f)	-	52,111
Total credit facilities	$554,625	$603,786
Sale and Leaseback Agreements
Sale and Leaseback Agreement Minsheng - $178,000 (m)	173,688	44,500
Sale and Leaseback Agreement CMBFL - $120,000 (n)	40,179	42,813
Total Sale and Leaseback Agreements	$213,867	$87,313
Total borrowings	$768,492	$691,099
Less: Current portion of long-term debt	(128,500)	(136,559)
Less: Current portion of Sale and Leaseback Agreements (m,n,o,p)	(19,067)	(8,717)
Less: Deferred financing costs (r)	(6,970)	(7,042)
Non-current portion of Long-Term Debt	$613,955	$538,781

Facilities and Senior Secured Notes

a) $85.0 Million UBS Credit Facility

On March 26, 2025, the Company entered into a $85,000 credit facility with UBS AG (“UBS”) to prepay in full certain of its outstanding debt facilities. Total amount was drawn on April 2, 2025, and the credit facility has a maturity in the second quarter of 2028.

The term loan facility is repayable in 12 equal consecutive quarterly instalments of $7,000, together with a final balloon payment of $1,000 payable together with the last repayment instalment.

This facility’s interest rate is SOFR plus a margin of 2.15% per annum payable quarterly in arrears.

The Company used the net proceeds from the UBS Credit Facility and prepaid in full, the following existing debt facilities (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17,500), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46,818). On March 28, 2025, the Company fully prepaid with its own cash the amount $5,900 of E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025.

As of June 30, 2025, full amount had been drawn and the outstanding balance of this facility was $85,000.

b) $300.0 Million Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC

On August 7, 2024, the Company entered into a $300,000 senior secured term loan facility (the “2024 Senior Secured Term Loan Facility”). As of December 31, 2024, the banks in this facility were: Credit Agricole Corporate and Investment Bank (“CACIB”), ABN AMRO Bank N.V. (“ABN”), Bank of America N.A. (“BofA”), First Citizens Bank & Trust Company (“First Citizens”) and CTBC Bank Co. Ltd. (“CTBC”) to refinance, or prepay, in full or in part, certain of its outstanding debt facilities.

All three tranches were drawdown in the third quarter of 2024 and the term loan facility has a maturity in the third quarter of 2030.

F-19

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

b) $300.0 Million Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC (continued)

The term loan facility is repayable in 12 equal consecutive quarterly instalments of $12,000, four equal consecutive quarterly instalments of $10,000, four equal consecutive quarterly instalments of $8,000 and four equal consecutive quarterly instalments of $6,000 together with a final balloon payment of $60,000 on the term loan facility termination date.

This facility’s interest rate is SOFR plus a margin of 1.85% per annum payable quarterly in arrears.

The Company used the net proceeds from the 2024 Senior Secured Term Loan Facility to refinance or prepay, in full or in part, the following (a) existing debt facilities (i) Sinopac Credit Facility, (ii) Deutsche Credit Facility, (iii) HCOB Credit Facility, (iv) CACIB, Bank Sinopac, CTBC Credit Facility, (v) Chailease Credit Facility, (vi) Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine), (vii) Macquarie loan and (viii) E.SUN, MICB, Cathay, Taishin Credit Facility and (b) existing sale and lease back agreements (i) $54,000 Sale and Leaseback agreement – CMBFL and (ii) $14,735 Sale and Leaseback agreement - Neptune Maritime Leasing. The refinancing transaction was accounted as a debt extinguishment.

As of June 30, 2025, the aggregate principal amount outstanding under the 2024 Senior Secured Term Loan Facility was $264,000.

c) 5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private placement of $350,000, led by Goldman Sachs & Co. LLC., of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

The Company used the net proceeds from the private placement for the repayment of the remaining outstanding balances on its New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were allocated for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is payable in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by the Company.

During the first quarter of 2025, Tasman, Keta and Akiteta were sold. All three vessels were released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. Further in May 2025, Dimitris Y was contracted to be sold, and on July 28, 2025, was released as collateral.

As of June 30, 2025, the aggregate principal amount outstanding under the 2027 Secured Notes was $205,625.

F-20

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

Facilities repaid in 2025

d) Macquarie Credit Facility

On May 18, 2023, the Company entered into a new credit facility agreement with Macquarie Bank Limited (“Macquarie”) for an amount of $76,000 to finance part of the acquisition cost of four containership, each with carrying capacity of, 8,544 TEU vessels for an aggregate purchase price of $123,300. The vessels were delivered during the second quarter of 2023.

All four tranches were drawdown in the second quarter of 2023 and the credit facility had a maturity in May 2026. The facility was repayable in two equal consecutive quarterly instalments of $5,000, six equal consecutive quarterly instalments of $6,000 and one quarterly instalments of $3,000 and two equal consecutive quarterly instalments of $1,000 with a final balloon payment of $25,000 payable three years after the first utilisation date. This facility’s interest rate was SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

On September 10, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to partially prepay the amount of $18,500 under this facility (prepayment was deducted from the final ballon payment).

The Company used the net proceeds from the UBS Credit Facility (see note 6a) and prepaid in full, the following existing debt facilities (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17,500), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46,818). On March 28, 2025, the Company fully prepaid with its own cash the amount $5,900 of E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025. Prepayment fee on full repayment of Macquarie Credit Facility was $175.

As of June 30, 2025, the outstanding balance of this facility was $nil.

e) $60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, the Company entered into a new syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). The Company used a portion of the net proceeds from this credit facility to fully prepay the outstanding balance of the Blue Ocean Junior Credit Facility at that time, amounting to $26,205 plus a prepayment fee of $3,968. All three tranches were drawn down in January 2022.

The facility was repayable in eight equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility’s interest was SOFR plus a margin of 2.75% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

On September 11, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, and partially prepaid the amount of $8,500 under this facility. Following the prepayment, the outstanding balance of the facility was repayable in four equal consecutive quarterly instalments of $2,400 and one quarterly instalment of $1,100 and new maturity would be in October 2025 from July 2026.

On March 28, 2025, the Company fully prepaid the amount of $5,900 under this facility with its own cash, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025 (see note 6a).

As of June 30, 2025, the outstanding balance of this facility was $nil.

f) $140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company entered into a facility with CACIB, Hamburg Commercial Bank AG (“HCOB”), ESUN, CTBC and Taishin for a total of $140,000 to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility had a maturity in July 2026.

F-21

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

Facilities repaid in 2025 (continued)

The facility was repayable in six equal consecutive quarterly instalments of $8,000, eight equal consecutive quarterly instalments of $5,400 and six equal consecutive quarterly instalments of $2,200 with a final balloon payment of $35,600 payable together with the final instalment. On March 23, 2023, due to the sale of GSL Amstel, the Company repaid $2,838 on this facility of which $1,000 was deducted from the final balloon payment, and the vessel was released as collateral.

This facility’s interest rate was SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

The Company used the net proceeds from the UBS Credit Facility (see note 6a) to prepay in full, the following existing debt facilities (i) Macquarie Credit Facility, (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility.

As of June 30, 2025, the outstanding balance of this facility was $nil.

Facilities repaid in 2024

g) $12.0 Million Sinopac Capital International Credit Facility
On August 27, 2021, the Company entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), which was partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The facility was repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

On September 11, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, and fully prepaid the amount of $6,960 under this facility.

As of June 30, 2025, the outstanding balance of this facility was $nil.

h) $51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, the Company entered into a secured facility for an amount of $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.

The facility was repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

On August 12, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $36,558 under this facility.

As of June 30, 2025, the outstanding balance of this facility was $nil.

F-22

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

Facilities repaid in 2024 (continued)

i) $64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company entered into a Senior Secured term loan facility with HCOB “the HCOB Credit Facility” for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32,100 were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21,400 were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10,700 was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the facility was repayable in 16 equal consecutive quarterly instalments of $668.75.

This facility bore interest at SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

On September 5, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $12,706 under this facility.

As of June 30, 2025, the outstanding balance of this facility was $nil.

j) $51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, the Company entered into a secured facility for an amount of $51,700 in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an outstanding amount of $48,648. The secured credit facility had a maturity in April 2026.

The lenders were CACIB, Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC. The facility was repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

On August 9, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $35,125 under this facility.

As of June 30, 2025, the outstanding balance of this facility was $nil.

k) $9.0 Million Chailease Credit Facility

On February 26, 2020, the Company entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Credit Facility was used to refinance the DVB Credit Facility.

The facility was repayable in 36 consecutive monthly instalments of $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 4.20% per annum.

On September 12, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $1,831 under this facility.

As of June 30, 2025, the outstanding balance of this facility was $nil.

F-23

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

Facilities repaid in 2024 (continued)

l) $268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an outstanding amount of $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders were CACIB, ABN, First-Citizens & Trust Company, Siemens Financial Services Inc (“Siemens”), CTBC, Bank Sinopac and Banque Palatine (“Palatine”).

Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and was scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024

Tranche B amounting to $38,000 was drawn down in full on February 10, 2020 and was scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate was SOFR plus a margin of 3.00% plus CAS and was payable at each quarter end date.

On August 9, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $133,200 under this facility.

As of June 30, 2025, the outstanding balance of this facility was $nil.

Sale and leaseback agreements (finance leases)

m) $178.0 Million Sale and Leaseback agreements – Minsheng Financial Leasing

On December 23, 2024, the Company entered into two sale and leaseback agreements with Minsheng Financial Leasing (“Minsheng”) for $44,500, each, to finance the acquisition of two of the newly acquired high-reefer ECO 9,019 TEU vessels, Bremerhaven Express, having closed in December 2024 and the other, Czech, in January 2025. As at December 31, 2024, the Company had drawdown a total of $44,500 to finance the acquisition of Bremerhaven Express. During the first quarter 2025, the Company entered into two additional sale and leaseback agreements, $44,500 each, to finance the acquisition of the two high-reefer ECO 9,019 TEU Vessels which were delivered in December 2024, Istanbul Express and Sydney Express, both at that moment fully paid in cash. As at March 31, 2025, the Company had drawdown a total of $178,000. The Company has a purchase obligation to acquire the vessels at the end of their lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amount received under the sale and leaseback agreement as financial liability.

Sale and leaseback agreements are repayable in 40 equal consecutive quarterly instalments of $862.5 with a repurchase obligation of $10,000 on the final repayment date.

The sale and leaseback agreement for Bremerhaven Express matures in December 2034, Istanbul Express, Sydney Express and Czech matures in January 2035, and bear interest at SOFR plus a margin of 2.5% per annum payable quarterly in arrears.

As of June 30, 2025, the outstanding balance of this sale and leaseback agreement was $173,688.

F-24

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6.       Long-Term Debt (continued)

n) $120.0 Million Sale and Leaseback agreements – CMBFL Four Vessels

On August 26, 2021, the Company entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels. As at September 30, 2021, the Company had drawdown a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021 together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bore interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears. From November 20, 2024, as per supplemental agreement, the sale and leaseback agreements bear interest at SOFR plus a margin of 2.75% per annum.

As of June 30, 2025, the outstanding balance of these sale and lease back agreements was $40,179.

Sale and leaseback agreements (finance leases) repaid in 2024

o) $54.0 Million Sale and Leaseback agreement – CMBFL

On May 20, 2021, the Company entered into a $54,000 sale and leaseback agreement with CMBFL to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46,624. The Company had a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction had been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement was repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.

The sale and leaseback agreement matured in May 2028 and bore interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.

On August 27, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $33,345 under this facility.

As of June 30, 2025, the outstanding balance of this sale and leaseback agreement was $nil.

p) $14.7 Million Sale and Leaseback agreement - Neptune Maritime Leasing

On May 12, 2021, the Company entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. The Company had a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction had been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, the Company drew $14,735 under this agreement.

The sale and leaseback agreement was repayable in 15 equal consecutive quarterly instalments of $793.87 each and four equal consecutive quarterly instalments of $469.12 with a repurchase obligation of $950 on the last repayment date.

The sale and leaseback agreement matured in February 2026 and bore interest at SOFR plus a margin of 4.64% per annum payable quarterly in arrears.

F-25

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6.       Long-Term Debt (continued)

Sale and leaseback agreements (finance leases) repaid in 2024 (continued)

p) $14.7 Million Sale and Leaseback agreement - Neptune Maritime Leasing (continued)

On September 12, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $4,414 under this facility.

As of June 30, 2025, the outstanding balance of this sale and leaseback agreement was $nil.

q) Repayment Schedule

Maturities of long-term debt for the years subsequent to June 30, 2025, are as follows:

Payment due by year ended	Amount
June 30, 2026	147,567
June 30, 2027	147,567
June 30, 2028	215,071
June 30, 2029	47,800
June 30, 2030	39,800
June 30, 2031 and thereafter	170,687
$768,492

r) Deferred Financing Costs

	June 30, 2025	December 31, 2024
Opening balance	$7,042	$10,750
Expenditure in the period	2,185	3,120
Amortization included within interest expense	(2,257)	(6,828)
Closing balance	$6,970	$7,042

For the six-month period ended June 30, 2025, total costs amounting to $1,335 were incurred in connection with the Minsheng Sale and Leaseback agreement (see Note 6m) and $850 in connection with the UBS Credit Facility (see Note 6a).

During 2024, total costs amounting to $2,625 were incurred in connection with 2024 Senior Secured Term Loan Facility (CACIB, ABN, BofA, First Citizens, CTBC) (see note 6b) and $445 in connection with the Minsheng Sale and Leaseback agreement (see Note 6m) and $50 with other loans.

For the six-month periods ended June 30, 2025, and 2024, the Company recognized a total of $2,257 and $2,322, respectively, in respect of amortization of deferred financing costs.

s) Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or remedied.

As of June 30, 2025, and December 31, 2024, the Company was in compliance with its debt covenants.

F-26

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

7. Related Party Transactions

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including monitoring and reporting with respect to European Union Emission Trading System (“EU ETS”) compliance, EU Allowances (“EUAs”), Fuel EU Maritime (“FEUM”) compliance, and the arrangement and management of dry-docking.

The management fees charged to the Company by Technomar for the six months ended June 30, 2025, amounted to $11,466 (six months ended June 30, 2024: $10,808) and are shown under “Vessels operating expenses-related parties” in the interim unaudited condensed Consolidated Statements of Income. Additionally, as of June 30, 2025, outstanding receivables due from Technomar totaling $843 are presented under “Due from related parties” (December 31, 2024: $342).

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company pursuant to commercial management agreements. The Company’s Executive Chairman is the sole beneficial owner of Conchart. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions.

The fees charged to the Company by Conchart for the six months ended June 30, 2025, amounted to $3,719 (six months ended June 30, 2024: $4,317) and are disclosed within “Time charter and voyage expenses-related parties” in the interim unaudited condensed Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due to related parties" totalling to $720 and $723, as of June 30, 2025, and December 31, 2024, respectively.

Ship Management Agreements

The Company as per commercial management agreements has agreed to pay to the commercial manager providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager. The amount of $8,876, as per commercial management agreements, commission of 1.00% payable to the commercial manager based on the purchase price of already acquired vessels, that has been deferred, will be paid upon request of the commercial manager, is presented in the interim unaudited condensed Consolidated Balance Sheets under "Accrued Liabilities".

8. Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 69 vessels as at June 30, 2025 is as follows:

Period ending	Amount
June 30, 2026	$702,330
June 30, 2027	541,622
June 30, 2028	266,032
June 30, 2029	93,711
Thereafter	8,564
Total minimum lease revenue, net of address commissions	$1,612,259

F-27

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

9. Share Capital

Common shares

As of June 30, 2025, the Company had one class of common shares: the Class A common shares.

Restricted stock units or incentive stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 10). In April 2020, 184,270 shares were issued under grants made under the 2019 Omnibus Incentive Plan (the “2019 Plan”). In 2024, 2023, 2022 and 2021, 483,713, 440,698, 586,819 and 747,604 Class A common shares were issued under the 2019 Plan, respectively.

During the six months ended June 30, 2025, and 2024, a further 165,214 and 323,478 Class A common shares were issued under the 2019 Plan, respectively.

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intended to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,549.

On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing the issued and outstanding shares. In April 2022, September 2022 and October 2022, the Company repurchased 184,684, 568,835 and 307,121 Class A common shares, respectively, reducing the issued and outstanding shares. During the six-month period ended June 30, 2025, the Company did not repurchase any Class A common shares. During the six-month period ended June 30, 2024, the Company repurchased 251,772 Class A common shares, reducing the issued and outstanding shares. During 2024, the Company repurchased 1,242,663 Class A common shares, reducing the issued and outstanding shares. As at June 30, 2025, the Company had 35,612,584 Class A common shares outstanding.

On February 12, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the fourth quarter of 2023 paid on March 6, 2024, to Class A common shareholders of record as of February 22, 2024, amounting to $13,214.

On May 10, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2024 paid on June 3, 2024, to Class A common shareholders of record as of May 24, 2024, amounting to $13,255.

On August 5, 2024, the Company announced a dividend of $0.45 per Class A common share from the earnings of the second quarter of 2024 paid on September 4, 2024, to Class A common shareholders of record as of August 23, 2024, amounting to $15,965.

On November 11, 2024, the Company announced a dividend of $0.45 per Class A common share from the earnings of the third quarter of 2024, paid on December 4, 2024, to Class A common shareholders of record as of November 22, 2024, amounting to $16,004.

On February 12, 2025, the Company announced a dividend of $0.45 per Class A common share from the earnings of the fourth quarter of 2024, paid on March 6, 2025, to Class A common shareholders of record as of February 24, 2025, amounting to $16,043.

On May 12, 2025, the Company announced a dividend of $0.525 per Class A common share from the earnings of the first quarter of 2025, paid on June 3, 2025, to Class A common shareholders of record as of May 23, 2025, amounting to $18,763.

Preferred shares

On August 20, 2014, the Company issued 1,400,000 Depositary Shares (the "Depositary Shares"), each of which represents 1/100th of one share of the Company's 8.75% Series B Cumulative Perpetual Preferred Shares ("Series B Preferred Shares") representing an interest in 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) (NYSE:GSL-B), priced at $25.00 per Depositary Share. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

F-28

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

9. Share Capital (continued)

Preferred shares (continued)

These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained eFarnings in the interim unaudited condensed Consolidated Statements of Changes in Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014, for the third quarter 2014. Dividends have been declared for all subsequent quarters.

On December 29, 2022, the Company entered into a new At Market Issuance Sales Agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, up to $150,000,000 of its Depositary Shares. This new ATM Agreement terminated and replaced, in its entirety, the former at-the-market program that the Company had in place with the Agent for the Depositary Shares. No shares were issued under the new ATM Agreement up to June 30, 2025 and up to December 31, 2024.

As of June 30, 2025, there were 4,359,190 Depositary Shares outstanding, representing an interest in 43,592 Series B Preferred Shares.

10. Stock-Based Compensation

On February 4, 2019, the Board of Directors adopted the 2019 Plan.

The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of our company. The 2019 Plan is administered by the Compensation Committee of the Board of Directors, or such other committee of the Board of Directors as may be designated by them. Unless terminated earlier by the Board of Directors, the 2019 Plan will expire 10 years from the date on which it was adopted by the Board of Directors.

Following the adoption of the 2019 Plan, previous plans adopted in 2015 and 2008 were terminated.

In 2019, the Board of Directors approved awards to the Company’s executive officers under the 2019 Plan, providing those executive officers with the opportunity to receive up to 1,359,375 Class A common shares in aggregate. The Board of Directors approved additional awards of 61,625 of Class A common shares to two other employees resulting in a total amount of awards of up to 1,421,000 shares. In July 2021, the Board of Directors approved the issuance of 17,720 shares to one member of senior management as a special bonus.

The 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche was to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020, the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. A total of 1,438,720 incentive shares had vested as at December 31, 2021, of which 931,874 and 408,096 had been issued in 2021 and 2022, respectively.

On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the 2019 Plan by 1,600,000 to 3,412,500, and approved new awards to senior management, totalling 1,500,000 shares of incentive stock, in three tranches with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, were to vest quarterly up to September 30, 2025, when our stock price exceeded $27.00 and $30.00, respectively, over a 60-day period. The Compensation Committee and Board of Directors also approved an increase the maximum number of Class A common shares that each non-employee director may be granted in any one year to 25,000 and subsequently approved stock-based awards to the then seven non-executive directors totalling 105,000 shares of incentive stock, or 15,000 each, to vest in a similar manner to those awarded to senior management.

F-29

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

10. Stock-Based Compensation (continued)

During the year ended December 31, 2022, 28,528 unvested share awards were cancelled or withdrawn on the resignations of two directors and an award of 13,780 was made to one new director to vest in a similar manner to the other awards, with the first tranche adjusted for the date of appointment of the director.

As at December 31, 2022, 3,028,972 incentive Class A common shares had been awarded under the 2019 Plan leaving 383,528 Class A common shares available to be awarded under the 2019 Plan.

In March 2023, the Compensation Committee and the Board of Directors, approved an amendment to the stock-based awards agreed in September 2021 for senior management and non-employee directors such that 10% of the second tranche would be forfeit with the remaining 90% vesting from April 2023 and quarterly thereafter with the last such vesting to be October 2025. The price at which the third tranche is to vest was amended to $21.00, over a 60-day period. All other terms of the awards remain unchanged. The threshold for the third tranche was met in second quarter 2024.

During the years ended December 31, 2024, 2023, 2022 and 2021, 535,912, 399,727, 218,366 and 55,175 incentive shares vested, respectively, under the amended September 2021 awards. A total of 2,822,228 incentive shares under both plans had vested as at June 30, 2025. Of the total incentive shares which vested under both plans up to June 30, 2025, and December 31, 2024, 213,911 and 204,797, respectively, had not been issued.

On January 2, 2024, the Company approved new awards to a non-employee director amounting to 4,884 shares of incentive stock which vested and were issued immediately, and 8,311 shares, to vest in a similar manner to the awards to other non-employee directors, adjusted for the date of appointment of the director, up to September 30, 2025.

As a result of the Chief Executive Officer (“CEO”) transition in March 2024, the Board of Directors of the Company approved a new award of 6,465 shares of incentive stock to the new non-employee director and 51,750 a new award to the new CEO, both structured in the same way as existing equivalent awards, adjusted for the dates of appointment. 155,250 shares forfeited during the first quarter of 2024, due to retirement of the then current CEO.

On October 9, 2024, the Company filed an amendment to original registration statement of the Company’s 2019 Plan to supplement the list of selling securityholders and to update the amounts of Class A common shares available to be resold by them. The file amended prospectus may be used for reoffers and resales of up to an aggregate of 1,669,533 Class A common shares on a continuous or delayed basis that were issued, or are issuable, to certain employees, directors and/or officers of the Company.

Share based awards since January 1, 2024, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2024	881,213	$22.35	n/a
Vested in year ended December 31, 2024	(535,912)	n/a	26.11
Granted in January 2024	13,195	18.82	n/a
Granted in March 2024	58,215	17.80	n/a
Forfeit in March 2024	(155,250)	n/a	n/a
Unvested as at December 31, 2024	261,461	$21.92	n/a
Vested in period ended June 30, 2025	(174,328)	n/a	24.64
Unvested as at June 30, 2025	87,133	$21.92	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited condensed Consolidated Statements of Income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

F-30

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

10. Stock-Based Compensation (continued)

For the six months ended June 30, 2025, and 2024, the Company recognized a total of $4,244 and $4,460 (includes $345 positive net effect from the amendment to the stock-based awards consequent on the CEO transition), respectively, in respect of stock-based compensation.

11. Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders.

At June 30, 2025 and December 31, 2024, there were 87,133 and 261,461, respectively, shares of incentive share grants unvested as part of senior management’s and non-executive directors incentive awards approved on September 29, 2021.

	Six months ended June 30,
	2025	2024
Numerator:
Net income available to common shareholders:	$214,063	$175,149

Denominator:
Class A Common shares
Basic weighted average number of Class A common shares outstanding	35,598,601	35,201,716
Plus weighted average number of RSUs with service conditions	87,133	435,789
Common share and common share equivalents, dilutive	35,685,734	35,637,505

Basic earnings per share:
Class A	6.01	4.98

Diluted earnings per share:
Class A	6.00	4.91

12. Subsequent events

On August 5, 2025, Company’s Board of Directors declared a dividend of $0.525 per Class A common share with respect to the second quarter of 2025 to be paid on or about September 4, 2025, to Class A common shareholders of record as of August 22, 2025.

F-31